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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 Schedule 14D-9
                                 (Rule 14d-101)

 SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                               ----------------

                            Litton Industries, Inc.
                           (Name of Subject Company)

                            Litton Industries, Inc.
                       (Name of Person Filing Statement)

                               ----------------

                    Common Stock, $1.00 Par Value Per Share
           (Including the Associated Preferred Stock Purchase Rights)

       Series B $2 Cumulative Preferred Stock, $5.00 Par Value Per Share
                         (Title of Class of Securities)

                               ----------------

                           538021 10 6 (Common Stock)
                         538021 40 3 (Preferred Stock)
                     (CUSIP Number of Class of Securities)

                               ----------------

                             John E. Preston, Esq.
                   Senior Vice President and General Counsel
                            Litton Industries, Inc.
                            21240 Burbank Boulevard
                     Woodland Hills, California 91367-6675
                                 (818) 598-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                               ----------------

                                    Copy to:
                              Daniel A. Neff, Esq.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

                               ----------------

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

   The name of the subject company is Litton Industries, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 21240 Burbank Boulevard, Woodland Hills, California 91367-6675. The Company's telephone number at its principal executive offices is (818) 598-5000.

   The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates are (i) the Common Stock, par value $1.00 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Common Shares") issued pursuant to the Rights Agreement, dated as of August 17, 1994, between the Company and The Bank of New York, as Rights Agent, and (ii) the Series B $2 Cumulative Preferred Stock, par value $5.00 per share, of the Company (the "Preferred Shares").

   As of December 31, 2000, there were 45,577,834 Common Shares outstanding and 410,643 Preferred Shares outstanding.

Item 2. Identity and Background of Filing Person.

   The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

   This Statement relates to the tender offer by LII Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Northrop Grumman Corporation ("Northrop Grumman"), a Delaware corporation, to purchase all of the outstanding Common Shares at a purchase price of $80.00 per Common Share, net to the seller in cash and all of the outstanding Preferred Shares at a purchase price of $35.00 per Preferred Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated January 5, 2001, and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser with the Securities and Exchange Commission on January 5, 2001.

   The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of December 21, 2000, among Northrop Grumman, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). On consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Northrop Grumman. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Common Share (other than Common Shares owned by Northrop Grumman, Purchaser, the Company or any of their respective subsidiaries, and Common Shares held by stockholders who have perfected their dissenters' rights of appraisal under Section 262 of the DGCL) will be converted into the right to receive the same amount in cash per Common Share that is paid pursuant to the Offer (the "Merger Consideration"). At the Effective Time, each issued and outstanding Preferred Share will remain outstanding, without change, as a share of the Series B $2 Cumulative Preferred Stock, par value $5.00 per share, of the surviving corporation. As a result, after the Merger, holders of Preferred Shares who do not tender their Preferred Shares in the Offer will hold preferred stock in the surviving subsidiary of Northrop Grumman.

   The Schedule TO states that the principal offices of Northrop Grumman and Purchaser are located at 1840 Century Park East, Los Angeles, California 90067.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Information Statement pursuant to Rule 14f-1

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under the Securities Exchange Act of 1934 (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set out in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Purchaser or Purchaser's executive officers, directors or affiliates.

 The Confidentiality Agreement.

   On June 23, 2000, the Company and Northrop Grumman entered into a confidentiality agreement, in connection with their mutual interest in exploring a transaction involving a potential form of teaming arrangement, joint endeavor or other combination. The summary of that agreement, contained in Section 12 of the Offer to Purchase, dated January 5, 2001, which is filed as Exhibit (a)(1)(i) to the Schedule TO and which is being mailed to stockholders together with this Statement, is incorporated herein by reference.

 The Merger Agreement.

   The summary of the Merger Agreement and the statement of the conditions of the Offer contained in Sections 12 and 16, respectively, of the Offer to Purchase, dated January 5, 2001, are incorporated herein by reference. The summary and description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

 Effects of the Offer and the Merger Under Company Stock Plans and Agreements Between the Company and its Executive Officers.

   Certain members of the Company's management, including the Company's Chief Executive Officer and the Company's President, who are also members of the Board of Directors of the Company (the "Board"), have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally. As described below, consummation of the Offer will constitute a change in control of the Company for purposes of determining the entitlement of the executive officers of the Company to certain severance and other benefits. Furthermore, Dr. Sugar, currently the Company's President and Chief Operating Officer, will become a Northrop Grumman Corporate Vice President, and President and Chief Executive Officer of the new Litton subsidiary of Northrop Grumman. Dr. Sugar will also be nominated to Northrop Grumman's Board of Directors effective as of the closing of the Merger.

   The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

   Stock-based Rights. All unvested options to purchase Common Shares then held by executive officers will vest upon consummation of the Offer. Upon consummation of the proposed Merger, each outstanding option which is then vested, including all options held by the Company's executive officers, will be converted into the right to receive a cash payment equal to the product of
(i) the excess of the Merger Consideration over the per share exercise price of the option times (ii) the number of shares subject to the option, unless the holder has previously elected to have the option converted into an option to acquire shares of Northrop Grumman. Each outstanding option which is unvested at the effective time of the Merger will be converted into an option to purchase shares of Northrop Grumman common stock.

   Upon consummation of the Offer, all restrictions will lapse with respect to previously granted restricted Common Shares, including those held by the Company's executive officers, and all deferred stock units will become immediately due and payable.

   As a result of the consummation of the Offer and the Merger, in respect of their options, deferred stock units and restricted stock, for which vesting will be accelerated by consummation of the Offer, the directors and executive officers will receive the following cash payments, unless they elect to have some or all of their options converted into Northrop Grumman options: Mr. Brown, $7,770,959, Dr. Sugar, $17,627,758, Mr. Steuert,

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$3,914,423, Mr. St. Pe, $2,305,887, Mr. Halamandaris, $2,691,020, and all
remaining executive officers and directors, as a group, $11,850,821.

   Change of Control Agreements. The Company is party to Change of Control Employment Agreements with 53 of its executives, including all its executive officers. The parties to the Merger Agreement acknowledged and agreed that the consummation of the Offer will constitute a "change of control" under these agreements. Accordingly, upon termination of employment by the executive officer for "good reason" or "without cause" by the Company within three years following the change of control, or, if the executive officer terminates employment for any reason during the 30-day period following the first anniversary of the change of control, the executive officer will be entitled to three times the executive officer's base salary and highest bonus award of any type, including, without limitation, any annual or signing bonus paid during the last three full fiscal years, continuation of welfare benefits for three years, three years of service credit under the Company's pension plan and, if applicable, the Supplemental Executive Retirement Plan, and provision of certain other benefits in accordance with the Company's plans and practices. On December 21, 2000, the Compensation and Selection Committee of the Board (the "Committee") specified that the following comprise these other benefits:

  .  Incentive Loan Program;

  . Use of a company automobile by the executive officer without cost, with a tax gross-up, for three years following termination;

  . Executive Financial Planning for an additional year following termination;

  . Directors' and Officers' Liability Insurance for six years following termination;

  . Continued participation in the Hyatt Legal Plan for three years following termination; and

  .  Educational assistance programs for three years following termination.

   In addition, the Compensation and Selection Committee of the Board specified that the welfare plan benefits that continue under the agreements during the three-year period following termination include:

  .  Supplemental Medical Insurance Plan for Key Executive Employees;

  .  Executive Survivor Benefit Plan; and

  .  Executive Physical Plan.

   Under the terms of the Change of Control Employment Agreements, the Company will also pay any legal fees and expenses incurred by the executive officer in connection with a dispute arising out of the subject matter of the agreement. If any payment received under an executive officer's Change of Control Employment Agreement or otherwise is subjected to the excise tax imposed under
Section 4999 of the Internal Revenue Code (the "Code"), the executive officer is entitled to an additional payment to restore the executive officer to the same after-tax position that the executive officer would have been in if the excise tax had not been imposed.

   On December 21, 2000, Dr. Sugar's Change of Control Employment Agreement, dated June 21, 2000, was modified to clarify the intent of both parties that Dr. Sugar's letter agreement, dated June 21, 2000, was not to be superseded by his Change of Control Employment Agreement.

   It is estimated that the total maximum amount of cash severance payable to each executive officer under these agreements, not including any excise tax gross-up, would be: $6,188,052 for Mr. Brown, $5,000,000 for Dr. Sugar, $3,084,869 for Mr. Steuert, $2,997,540 for Mr. St. Pe, $3,366,800 for Mr.
Halamandaris, and $16,128,160 for all remaining executive officers as a group.

   Employment Agreement between Northrop Grumman and Dr. Sugar. On December 21, 2000, Northrop Grumman entered into a letter agreement with Dr. Sugar pursuant to which Dr. Sugar will serve as Corporate Vice President of Northrop Grumman, President and Chief Executive Officer of the Litton subsidiary of Northrop Grumman, and a member of the Northrop Grumman Board of Directors effective upon the closing date of the

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Merger, provided that the Merger closes on or before December 31, 2001. In general, under the terms of this letter agreement, Northrop Grumman assumes the obligations of the Company under Dr. Sugar's Change of Control Employment Agreement and his letter agreement dated June 21, 2000. However, Dr. Sugar's rights under those agreements are modified in two respects. First, Dr. Sugar will not be entitled to severance benefits under those agreements if he terminates his employment during the employment period commencing on the closing date of the Merger and ending on the later of (i) the date six months following the closing date or (ii) December 31, 2001, although he will will retain the right to receive severence benefits if he terminates his employment after that employment period on the basis of an event that occurs during that employment period that constitutes "good reason" under his Change of Control Employment Agreement or a "constructive termination without cause" prior to December 31, 2001 under the letter agreement dated June 21, 2000. Second, during the 30-day period following such employment period, Dr. Sugar will have the right to voluntarily terminate his employment for any reason and such termination will be considered a termination for "good reason" under his Change of Control Employment Agreement and a "constructive termination without cause" prior to December 31, 2001 under the letter agreement dated June 21, 2000. The letter agreement affirms that in the event of any such termination, Dr. Sugar will be entitled to a total severance benefit under those agreements equal to the greater of (i) $5,000,000 or (ii) three times the sum of his annual base salary and highest bonus award during the last three full fiscal years. In addition, the letter agreement will not affect Dr. Sugar's right to accelerated vesting of stock options or restricted stock upon the consummation of the Offer.

   Restoration Plan and Trust. The Company's Restoration Plan, an unfunded, nonqualified retirement plan, restores Company-provided retirement benefits and Financial Security and Savings Program ("FSSP") matching contributions, which an FSSP participant could have received if it were not for the limitations prescribed by the Code. Upon consummation of the Offer, benefits under this plan will vest in full, all participants will become immediately eligible for the commencement of payment of benefits, a grantor trust will be established by January 31, 2001, and the Committee will be given the authority to decide whether benefits payable under the plan should be paid in a present value lump sum.

   Non-Employee Director Deferred Compensation Plan. Under the Company's Non-Employee Director Deferred Compensation Plan, non-employee directors may defer annual retainers and meeting fees in the form of units of Common Shares or stock options. Non-employee directors may also elect to defer compensation in the form of cash in an interest bearing account. Upon the consummation of the Offer, each director's account will be immediately due and payable in a lump sum.

   Additional Participants in the Executive Medical Plan. On December 21, 2000, the Committee approved the addition of two executive officers as participants in the Executive Medical Plan. The approximate cost of these additional executive officers will be $105,840.

   Amended and Restated Supplemental Executive Retirement Plan. The Company's Supplemental Executive Retirement Plan (or "SERP") is an unfunded, nonqualified defined benefit retirement plan that provides certain key employees of the Company with supplemental retirement benefits. Upon consummation of the Offer, the following features of the plan will be triggered:

  .  No additional participants may be designated under the plan;

  . Each active participant will be vested regardless of years of service or age and there will be a waiver of all conditions concerning eligibility for payment of a retirement benefit that requires (i) filing of elections, (ii) compliance with non-competition agreements, (iii) satisfaction of any other terms or conditions or the application of any benefit reductions, and (iv) termination of employment with the Company in order to begin receiving retirement benefits;

  . Within ten days after the consummation of the Offer, the Company will be required to fund a grantor trust for benefits under the plan;

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  .  So long as a claim is not frivolous, the Company will be responsible for all legal fees incurred in connection with a claim for benefits under the plan; and

  . Any amendment, termination or suspension of the plan will require consent of 85% of participants.

   On December 21, 2000, the Committee amended the definition of "average compensation" used to calculate SERP benefits to provide that, in the event of a change of control, "average compensation" will be the greater of (i) the participant's highest annual compensation during the past ten years (or, if a participant has not been employed by the Company for an entire year, the annualized amount of base pay plus incentive compensation), or (ii) the participant's annualized base pay plus maximum targeted incentive compensation for the calendar year in which a change of control occurs.

   On December 21, 2000, the Committee approved the addition of three executive officers as participants in the SERP, effective immediately prior to the signing of the Merger Agreement.

   As a result of the foregoing, the Company's executive officers will become entitled to an immediate lump-sum payment of their retirement benefits under this plan, upon consummation of the Offer. The total benefits, and the portions representing the enhanced value resulting from consummation of the Offer, are as follows: $11,663,095 and $7,977,381 for Mr. Brown, $3,051,881
and $3,051,881 for Dr. Sugar, $6,050,411 and $6,050,411 for Mr. Steuert,
$3,878,564 and $2,003,859 for Mr. St. Pe, $4,223,506 and $2,572,463 for
Mr. Halamandaris and $15,177,982 and $12,556,312 for all other executive officers.

   Approval of Certain Threshold, Commitment and Maximum Awards under the 2001 Annual Incentive Plan and 2001 Special Cash Incentive Plan for Ronald D. Sugar. The 2001 Annual Incentive Plan provides annual awards to designated participants, including executive officers, upon achievement of certain financial performance objectives of the Company, and individual performance objectives, in certain instances. Absent a change of control, individual awards will equal a specified percentage of base pay as of July 31, 2001, depending upon whether the performance reaches threshold, commitment or maximum levels; except that no individual may receive an award in excess of $2 million. Under the plan, upon a change of control of the Company, including consummation of the Offer, awards will be paid to participants immediately. On December 21, 2000, the Committee determined that upon consummation of the Offer, corporate performance for fiscal year 2001 will be deemed to be achieved at the maximum level. Therefore, if the Offer is consummated before the end of fiscal year 2001, awards under this plan will be payable to the plan's Corporate participants, including executive officers, at the maximum percentages of base salary, without pro-ration, upon consummation of the Offer. If the Offer has not been consummated before the end of fiscal year 2001, awards will be payable at the end of the fiscal year at the maximum level. In addition, the Committee determined that awards for Group and Division participants (except for participants from the Advanced Electronics Group) will be increased to 125% of the level earned, provided performance achieves the commitment level, and will remain payable without pro-ration at the end of the fiscal year, except that no award may exceed the maximum level. On December 8, in connection with the proposed sale of the Advanced Electronics Group, the Committee determined that awards for participants from the Advanced Electronics Group will be increased to 150% of the level earned, provided performance reaches the threshold level, and will be payable, on a pro rata basis, at the end of the fiscal year. The maximum annual bonuses payable to the executive officers pursuant to this plan are as follows:
$1,237,610 for Mr. Brown, $775,008 for Dr. Sugar, $571,272 for Mr. Steuert, $555,100 for Mr. St. Pe, $731,913 for Mr. Halamandaris and $2,863,989 for all other executive officers.

   The 2001 Special Cash Incentive Plan for Ronald D. Sugar was established in accordance with his letter agreement dated June 21, 2000 and was approved at the September 20, 2000 meeting of the Committee. On December 21, 2000, the Committee determined that Dr. Sugar has achieved maximum performance as described in the plan. As a result, he will be entitled to a bonus of $857,963 upon the earlier of the consummation of the Offer or July 31, 2001.

   Retirement Arrangements for Certain Executive Officers. On December 21, 2000, the Committee approved retirement benefit enhancements for Mr. Brown and one other executive officer. These enhancements provide

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each executive officer retirement benefits that equal those that he would have enjoyed had he continued to work for the Company until the attainment of age
65. For this benefit, the Committee assumed that the salaries of Mr. Brown and the other executive officer would increase 7% per year. The Committee also assumed that Mr. Brown and the other executive officer would receive a maximum bonus award for compensation purposes. The cost of these increased benefits will be approximately $6,114,859. The Committee also resolved that Mr. Brown and the other executive officer will participate in the Executive Medical Program for life. Finally, the Committee resolved that Mr. Brown and the other executive officer will participate as active employees in the Executive Life Insurance Program until each attains age 65. The current benefit payable to Mr. Brown and the other executive under the Executive Life Insurance Program is four times salary until they attain age 65 and one times salary for five years thereafter. When Mr. Brown and the other executive officer attain age
70, the benefit payable will decrease to $100,000.

   Employee Benefits. The Merger Agreement provides that Northrop Grumman will not demand repayment of loans currently outstanding under the Company's Incentive Loan Program before December 31, 2001. As of October 27, 2000, Mr. Brown, Dr. Sugar, Mr. Halamandaris, and Mr. Steuert, together with four other executive officers, had loan balances outstanding under this program.

   The Merger Agreement also provides that Northrop Grumman will assume and honor the Company's commitments to provide lifetime medical benefits under the Company's Executive Medical Plan to Mr. Brown, another executive officer and two directors and their respective spouses.

   The Merger Agreement further provides that Northrop Grumman will continue the executive life insurance policies as in effect on December 21, 2000 for the remaining lifetime of certain retired Company executives, including two who currently serve as directors.

 Director and Officer Indemnification; Insurance.

   The Merger Agreement provides that Northrop Grumman and the surviving corporation will jointly and severally indemnify to the fullest extent of the law all current and former officers and directors of the Company and its subsidiaries against (i) all losses, claims, damages, costs, expenses (including counsel fees and expenses), settlement payments or liabilities arising out of any claim or proceeding based on the fact that any such person was a director or officer of the Company or its subsidiaries and (ii) all liabilities arising out of the Merger Agreement and the transactions contemplated by it. The Merger Agreement further provides that the provisions of the certificate of incorporation and bylaws of the surviving corporation shall be at least as favorable to indemnified officers and directors as the Company's current certificate and bylaws. The Merger Agreement also provides that, for six years after the Effective Time, Northrop Grumman will maintain directors' and officers' liability insurance on coverage terms at least as favorable as the insurance provided by the Company to its officers and directors, provided that the premiums for such insurance do not exceed 300% of the insurance premiums currently paid by the Company.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation of the Board.

   At a meeting held on December 21, 2000, the Board determined that the terms of the Offer and the Merger are advisable, fair to, and in the best interests of, the common stockholders of the Company. At this meeting, the Board unanimously approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously approved the Merger Agreement for purposes of Section 203 of the DGCL.

   Your Board unanimously recommends that common stockholders accept the Offer and tender their Common Shares in the Offer.

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   Neither the Company nor the Board makes any recommendation to any stockholder as to whether to tender or to refrain from tendering Preferred Shares. Each stockholder must make his or her own decision whether to tender Preferred Shares. The Offer gives stockholders who are considering a sale of all or part of their Preferred Shares the opportunity to sell such Preferred Shares for a higher price than that available in the open market immediately prior to the announcement of the Offer and without the usual transaction costs associated with market sales. Holders of Preferred Shares should also consider the possible effects of the Offer on the market for Preferred Shares, as described in Section 14 of the Offer to Purchase. No director or officer owns any Preferred Shares.

   A letter to the Company's stockholders communicating the Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(2)(i) and (a)(2)(iii), respectively, and are incorporated herein by reference.

   (b) (i) Background of the Offer; Contacts with Northrop Grumman.

   On March 16, 2000, the Company's management presented its annual review of strategic alternatives to the Board at a regularly scheduled meeting. The review included an overview of the Company's strategic plan and several alternative strategies, including potential acquisitions, divestitures and mergers. The Board requested that management continue its analyses of strategic alternatives for further discussion at the May Board meeting.

   On May 18, the Board held a regular meeting at which the Company's management presented additional analyses of strategic alternatives. The presentation included a review of the potential divestiture of the Company's Advanced Electronics Group, as well as other alternatives, including a potential merger with Northrop Grumman, which was identified in light of discussions and conversations in which representatives from the two companies had engaged at times during the prior several years. Northrop Grumman was also identified as one of the likely buyers of the Advanced Electronics Group.

   Following the May Board meeting, the Company's management, as part of its exploration of strategic alternatives to the potential sale of the Advanced Electronics Group, initiated contacts with Northrop Grumman regarding potential areas of mutual strategic interest.

   On June 23, the Company and Northrop Grumman entered into a confidentiality agreement in connection with their mutual interest in exploring a transaction involving a potential form of teaming arrangement, joint endeavor or other combination.

   On July 19, the Company's management and Northrop Grumman's management met to provide each other with an overview of their respective companies and to discuss potential forms of combination.

   On September 14, Mr. Brown and Mr. Kresa discussed a potential combination of Northrop Grumman and the Company. Mr. Kresa proposed a potential combination in which the Company's stockholders would receive a value equal to
0.70 shares of Northrop Grumman common stock for each Common Share, consisting of 80% Northrop Grumman common stock and 20% cash, and indicated that there could be flexibility regarding the cash and stock percentages.

   On September 21, the Board held a regularly scheduled meeting. At that meeting, Mr. Brown briefly informed the Board of his discussion with Mr. Kresa. The Board supported management's position that the Company should not pursue Mr. Kresa's proposal.

   On October 19, the Board held a regular meeting at which the Company's management reviewed strategic alternatives, including the potential sale of the Advanced Electronics Group. The Board directed the Company's management to proceed with actions to explore the sale of the Advanced Electronics Group.

   On October 20, the Company announced that the Board had authorized the management to explore the sale of the Advanced Electronics Group.

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   On October 20, Mr. Kresa sent a letter to Mr. Brown stating that, subject to confirmatory due diligence, Northrop Grumman was prepared to acquire the Company for a value equal to 0.70 shares of Northrop Grumman common stock for each Common Share, with 80% of the consideration to be paid in Northrop Grumman common stock and 20% to be paid in cash. This offer represented a price of $60.725 per Common Share, based on Northrop Grumman's closing share price that day of $86.75. Mr. Kresa's letter stated that such a transaction would represent a 24% premium over the Company's closing price on October 20, and a 46% premium over Company's closing price on September 13 (the day before discussions between Mr. Kresa and Mr. Brown took place). Mr. Kresa's letter also stated that the strategic sale by the Company of the Advanced Electronics Group would be in conflict with Northrop Grumman's plans for the combined company.

   On October 25, Mr. Brown informed Mr. Kresa that he would discuss Mr. Kresa's October 20 proposal with the Board, but that it was Mr. Brown's view that the proposal was essentially the same as the proposal Mr. Kresa communicated in September, which had already been rejected.

   On October 31, during a telephone call, Mr. Kresa and Mr. Brown again discussed the possibility of a business combination between the Company and Northrop Grumman. Mr. Brown made three principal points. First, he highlighted the "hidden value" of certain aspects of the Company's business that the Board did not feel were properly reflected in the Company's share price, including the potential recovery in its litigation against Honeywell and the extraordinary growth potential of the Electronic Components and Materials business. Second, Mr. Brown explained the strategic reasoning behind the Company's contemplated divestiture of the Advanced Electronics Group. Third, Mr. Brown emphasized that the Board believed that Northrop Grumman's proposal, as set out in Mr. Kresa's letter of October 20 was inadequate in terms of the value it placed on the Company.

   On November 2, in response to this discussion, Mr. Kresa sent another letter to Mr. Brown stating that Northrop Grumman was willing to entertain transaction structures whereby the Company's stockholders would remain the primary beneficiaries of the Honeywell litigation and the growing Commercial Electronics business. Mr. Kresa also reiterated that the sale of the Advanced Electronics Group was in conflict with Northrop Grumman's plans for the combined company and urged the Company to suspend the sale process until the Company and Northrop Grumman had the opportunity to complete their mutual consideration of a transaction. Mr. Kresa further stated that Northrop Grumman had reexamined its October 19 proposal and had decided to alter its proposal, subject to confirmatory due diligence, to reflect a value for the Company equal to 0.75 shares of Northrop common stock for each Common Share, with 50% of the consideration to be paid in Northrop Grumman common stock and 50% to be paid in cash. The revised proposal also contemplated providing to the Company's common stockholders additional value to be derived from the Honeywell litigation and the Commercial Electronics business. This proposal represented a price of $61.6875 per Common Share, based on Northrop Grumman's closing share price that day of $82.25, plus the value of any interest, which had not been defined, to be retained in the Honeywell litigation and the Commercial Electronics business.

   On November 3, the Board held a special meeting to review the Company's strategic plan, and its related assumptions and risks, as well as alternatives to the strategic plan including the potential sale of the Advanced Electronics Group, the sale of other parts of the Company and the sale of the entire Company. At the meeting the Board approved proceeding with the sale of the Advanced Electronics Group. The consensus of the Board was that management continue discussions with Northrop Grumman concerning Northrop Grumman's interest in a business combination with the Company. In this regard the Board noted that Northrop Grumman had exhibited a high degree of interest in a business combination with the Company and had demonstrated flexibility in terms of potential transaction structures and pricing, but had not proposed a transaction which the Board considered attractive. The Board did not want to preclude the possibility that Northrop Grumman might ultimately propose a transaction offering compelling value for the Company's stockholders.

   On November 6, the Company formally announced its decision to sell its Advanced Electronics Group.

   On November 8, the Company signed an engagement letter with Merrill Lynch & Co. ("Merrill Lynch") whereby Merrill Lynch agreed to advise the Company in the event a business combination with Northrop

Grumman were to be negotiated. For the terms of that engagement letter, see
Item 5--Persons/Assets Retained, Employed, Compensated or Used.

   On November 9 and 10, the Company's management met with Northrop Grumman's management and informed it that, in order for any business combination proposal to cause the Company to forego its planned sale of the Advanced Electronics Group and its intention to continue its operations in accordance with the Company's strategic plan, the proposed transaction would have to offer values consistent with stockholder interest and would have to properly value each of the business segments and assets of the Company. The Company's management again advised that the proposal set forth in the November 2 letter did not meet these requirements.

   On November 29, Mr. Kresa sent another letter to Mr. Brown outlining a revised proposal to acquire the Company. Mr. Kresa stated that Northrop Grumman was prepared to acquire 100% of the Common Shares in one of two potential transactions, and included a draft merger agreement for each transaction. The first transaction contemplated exchanging each Common Share for a value equal to 0.75 of a share of Northrop Grumman common stock with 50% to be paid in Northrop Grumman common stock and 50% to be paid in cash, and a contingent value instrument structured to provide the Company's common stockholders with 75% of the net after-tax recovery in the pending Honeywell and fiber-optic litigation and between 40% and 60% of the net after-tax value of the Electronic Components and Materials business achieved within the five-year period following the closing of the transaction, depending on the values achieved on a pre-tax basis. Not including the value of the contingent value instrument, this first transaction represented a price of $63.1875 per Common Share, based on Northrop Grumman's closing price of $84.25. The second transaction consisted of $72.00 in cash for each Common Share and did not include a contingent value instrument. The financing for the alternative transactions would be provided from Northrop Grumman internally available funds as well as existing lending sources.

   On December 1, the Board held a special telephonic meeting to discuss the terms proposed by Northrop Grumman on November 29. Based on the presentations and discussions, the Board concluded that only an all cash offer would be acceptable, and that the $72.00 price contained in the November 29 proposal for an all cash transaction was inadequate. Also at the meeting, the Company's outside legal advisors advised the Board with respect to its fiduciary duties. The Board authorized the Company's management and representatives from Merrill Lynch to continue discussions with Northrop Grumman.

   On December 4, 5 and 11, representatives from Merrill Lynch delivered summary, publicly available offering memoranda data relating to the Advanced Electronics Group to selected potential acquirers of the Advanced Electronics Group.

   On December 8, the Board held a regular meeting at which the Company's management and representatives from Merrill Lynch updated the Board with respect to discussions with Northrop Grumman and other strategic alternatives. Representatives from Merrill Lynch reviewed their report dated December 8 which set forth the historical stock price trading ranges and volume for the Company, comparable valuations for publicly traded aerospace and defense companies and comparable valuations for recent aerospace and defense transactions. The report also included several valuation ranges for the Company based on various valuation methodologies. These included a range of values based on comparable trading and transaction valuations, present values of strategic plan cash flows and projected stock prices, and pre-tax and after-tax sum-of-the-parts valuations. The Board authorized the Company's management and representatives from Merrill Lynch to continue discussions with Northrop Grumman.

   On December 12 and 14, Mr. Steuert met with Albert F. Meyers, Corporate Vice President and Treasurer of Northrop Grumman, during which they discussed potential synergies which could be achieved in a business combination.

   On December 14, Mr. Brown had conversations with Mr. Kresa. Mr. Brown indicated that, if Northrop Grumman was prepared to offer $80.00 per Common Share in cash for the Company, he would recommend to the Board that it accept the offer. Later that day, Mr. Kresa informed
Mr. Brown that the Northrop Grumman Board of Directors was prepared to raise its all-cash proposal to $80.00 per Common Share.

   Between December 15 and December 21, the legal advisors and management of the Company and Northrop Grumman negotiated the terms of a definitive merger agreement and the Company's management and financial advisors provided Northrop Grumman's management and financial advisors with financial and legal due diligence, as had been provided at various times during November and December. By the morning of December 20, the Company's management and legal advisors and Northrop Grumman's management and legal advisors had reached agreement on all major substantive issues.

   On December 21, the Board met to consider the terms of the merger agreement and to vote on the proposed transaction. Representatives from Merrill Lynch presented the financial and valuation analyses they had performed and then delivered Merrill Lynch's oral opinion, confirmed later that day in writing, that as of the date of that opinion, and based upon and subject to certain considerations and assumptions, the $80.00 in cash per Common Share to be received by the Company's common stockholders was fair from a financial point of view to such holders other than Northrop Grumman and its affiliates. At the same meeting, the Company's outside legal counsel described the terms and effects of the merger agreement. Following further discussion and consideration, the Board, by unanimous vote, approved and authorized the execution of the merger agreement on the terms discussed at the meeting.

   On Thursday afternoon, December 21, representatives of the Company's and Northrop Grumman's respective management and legal advisors completed the definitive Merger Agreement. Thereafter, the Company and Northrop Grumman entered into the Merger Agreement and issued a joint press release announcing the transaction.

 (ii) Reasons for the Recommendation of the Board.

   In reaching its recommendations described above in paragraph (a) of this
Item 4, the Board considered a number of factors, including the following:

   1. Company Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which the Company's businesses operate. In particular, the Board was concerned that the trend toward consolidation among defense contractors negatively affected the Company's ability to bid successfully as prime contractor on major development and procurement contracts against its largest competitors. A combination with Northrop Grumman would, in the Board's view, expand the Company's opportunities in its major markets.

   2. Transaction Financial Terms/Premium to Market Price. The $80.00 Offer represents a premium of over 29% over the $61.6875 closing price of the Common Shares on the New York Stock Exchange on December 20, 2000 (the last trading day prior to the Board meeting at which the Board approved the Merger Agreement), a premium of approximately 34% over the average closing price for the 30-day trading period ending on December 20, 2000, a premium of over 40% over the average closing price for the 60-day trading period ending on December 20, 2000, and a premium of approximately 26% over the closing price of $63.4375 on December 18, 2000, which was the highest closing price attained during the 52-week period ending December 20, 2000. The Board concluded that the $80.00 price fairly reflects the Company's prospects for growth and improved performance. The Board also considered and viewed as desirable that the form of consideration to be paid to holders of Common Shares in the Offer and the Merger and to holders of Preferred Shares in the Offer would be cash and thus that stockholders would not be subject to the market risk that they would otherwise face as a result of continued investment in the Company's capital stock. The Board was aware that the consideration received by holders of Common Shares in the Offer and Merger, and the consideration received by holders of Preferred Shares in the Offer, would be taxable to such holders for federal income tax purposes.

   3. Strategic Alternatives. The Board considered the strategic alternatives available to the Company, including the possibility of growing its business through significant acquisitions while remaining an independent public company. In this respect, the Board noted the limitations on the ability of the Company to acquire other businesses in the shipbuilding sector due to antitrust concerns. The Board also considered the alternative of disposing of certain business units, including the Advanced Electronics Group, in order to focus its corporate resources on the remaining core business units. In considering the Company's strategic alternatives, the Board noted that the strategic fit between the Company and Northrop Grumman made Northrop Grumman, in the Board's view, the most logical acquirer for the Company. On the one hand, Northrop Grumman's existing portfolio of businesses--particularly its focus on systems integration for military customers, its advanced electronics business and its information technology business--complements the Company's businesses. On the other hand, a combination with Northrop Grumman does not appear to raise significant antitrust impediments.

   4. Merrill Lynch's Valuation Analysis. The Board considered presentations from Merrill Lynch at a series of meetings. Merrill Lynch's presentations included detailed analyses, including the historical stock price trading ranges and volume for the Company, comparable valuations for publicly traded aerospace and defense companies and comparable valuations for recent aerospace and defense transactions. The presentations also included valuations for the Company based on various methodologies, including comparable trading and transaction valuations, present values of strategic plan cash flows and projected stock prices, and pre-tax and after-tax sum-of-the-parts valuations.

   5. Merrill Lynch's Fairness Opinion. The Board considered the opinion of Merrill Lynch delivered to the Board dated December 21, 2000, that as of that date, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Common Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, other than Northrop Grumman and its affiliates. A copy of the written opinion rendered by Merrill Lynch to the Board, setting forth the procedures followed, the matters considered, the assumptions made and limitations on the review undertaken by Merrill Lynch in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The opinion of Merrill Lynch was presented for the benefit of the Board in connection with its consideration of the Merger Agreement and is directed only to the fairness of the consideration to be received by the holders of Common Shares pursuant to the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Common Shares pursuant to the Offer and how such stockholder should vote on the proposed Merger or any matter related thereto. The Board was aware that Merrill Lynch became entitled to certain fees upon the signing of the definitive Merger Agreement and certain fees contingent upon consummation of the Offer. See Item 5--Persons/Assets Retained, Employed, Compensated or Used.

   6. Timing of Completion. The Board considered the anticipated timing for the completion of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Common Shares and Preferred Shares followed by the Merger. The Board considered that the tender offer could allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction. The terms of the subsequent Merger provide that common stockholders will receive the same consideration for their Common Shares as received by common stockholders who tender their Common Shares in the Offer.

   7. Limited Conditions to Consummation. The Board considered that Northrop Grumman's obligation to consummate the Offer and the Merger is subject to a limited number of conditions (as set forth in Section 12 of the Offer to Purchase), with no financing condition. The Board also considered the relative likelihood of obtaining required regulatory approvals for this transaction, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals. The Board is of the view that the proposed transaction is very likely to be consummated.

   8. Alternative Transactions. The Board considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party that makes an unsolicited written acquisition proposal if, among other things, the Board by a majority vote determines in its good faith judgment, after receiving advice from a financial advisor of national reputation, that such acquisition proposal is reasonably likely to provide greater value to the Company's stockholders from a financial point of view than the Offer and the Merger. In addition, the Company may make inquiries and engage in discussions with a third party that makes an unsolicited written proposal if the Board by a majority vote determines in its good faith judgment, based upon the advice of legal counsel, that it is required to deal further with the third party in order to comply with its fiduciary duties. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if the Company pays Northrop Grumman a $110 million termination fee. Although the Board considered that these provisions of the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company, the Board concluded that the effect of these provisions would not preclude a superior proposal to acquire the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Northrop Grumman as a condition to entering into the Merger Agreement.

   9. Lack of Solicitation of Other Potential Acquirers. The Board did not solicit other potential acquirers to determine their interest in a business combination with the Company. In evaluating the possibility that another acquirer for the Company might be willing to pay a higher price than Northrop Grumman, the Board considered the fact that no other potential acquirer appeared as well positioned as Northrop Grumman to realize strategic benefits, including cost savings, from a combination with the Company. The Board also considered that, although there were other industry participants with the financial ability to acquire the Company, over the past several years Northrop Grumman was the industry participant that had demonstrated the greatest interest in acquiring the Company. Further, for the reasons set forth in paragraph 3 above, the Board believed Northrop Grumman was the most logical strategic acquirer. The Board also considered that under the terms of the Merger Agreement the Company would not be precluded from accepting an unsolicited superior offer if one were to be presented. Finally, the Board concluded that the advantages to the Company's stockholders of entering into the Merger Agreement outweighed the possibility that another company might be willing to pay a higher price for the Company but would be unwilling to present an unsolicited proposal after the Merger Agreement was announced.

   10. Potential Conflicts of Interest. The Board considered the interests of certain Company executives in the Offer and the Merger (see Item 3--Effects of the Offer and the Merger Under Company Stock Plans and Agreements Between the Company and its Executive Officers).

   The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board was unanimous in determining to approve the Merger Agreement and to recommend that holders of Common Shares tender their Common Shares in the Offer.

   (c) Intent to Tender.

   After reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company currently intends to tender all Common Shares held of record or beneficially owned by such person to Purchaser in the Offer, except for persons who would by tendering incur liability under
Section 16(b) of the Exchange Act.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   Pursuant to a letter agreement dated November 8, 2000, the Company retained Merrill Lynch to act as its financial advisor in connection with a possible business combination with Northrop Grumman. Merrill Lynch is an internationally recognized investment banking and advisory firm. As part of its investment banking and financial advisory business, Merrill Lynch is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, Merrill Lynch is a full-service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of its trading and brokerage activities, Merrill Lynch or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Company or Northrop Grumman. In the past, Merrill Lynch and its affiliates have provided financial advisory and financing services for the Company, including pursuant to an engagement letter dated June 15, 2000 in connection with the Company's determination to sell the Advanced Electronics Group.

   Pursuant to the November 8 engagement letter, the Company agreed to pay Merrill Lynch a fee, in cash, for its financial advisory services in an amount equal to 0.45% of the Consideration paid in connection with any business combination with Northrop Grumman. The engagement letter defined Consideration to include, among other things, the sum of the cash paid to the Company's security holders and the amount of all indebtedness of the Company or any of its subsidiaries assumed in connection with the transaction. Pursuant to the engagement letter, the Company was to pay Merrill Lynch 10% of this advisory fee on execution of the definitive Merger Agreement, with the balance to be paid at the date on which the conditions of the tender offer have been fully satisfied or fully waived by the Company. Based on the Consideration to be paid under the terms of the Merger Agreement, Merrill Lynch's fee for financial advisory services in connection with the Offer and the Merger will be approximately $23 million. The Company has also agreed to reimburse Merrill Lynch for reasonable expenses as incurred. In addition, the Company has agreed to indemnify Merrill Lynch and its affiliates and their respective directors, officers, employees, agents and controlling persons against any and all liabilities related to or arising out of any business combination contemplated by the engagement letter, including the Offer and the Merger, except to the extent that such liabilities are found in a final court judgment to have resulted from Merrill Lynch's willful misconduct, bad faith or gross negligence. The Company has also agreed to indemnify Merrill Lynch against the reasonable expenses, including fees of legal counsel, that are incurred in defending against any pending or threatened claim arising out of the transactions contemplated by the Merger Agreement.

   Except as described above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

   On December 11, 2000, the Company granted each non-employee director an option to purchase 2,000 Common Shares pursuant to the Company's Non-Employee Director Stock Plan. Pursuant to the plan, the options were immediately exercisable at an exercise price of $61.0625, the closing price of the Common Shares on the day of the grant.

   On December 1, 2000, Alton J. Brann, Joseph T. Casey, Carol B. Hallett and
C. B. Thornton, Jr. were each granted options to purchase 101 Common Shares at an exercise price of $59.6875, as a result of their election, under the terms of the Company's Non-Employee Directors Deferred Compensation Plan, to convert their director's fees into stock options, subject to the Company's Non-Employee Directors Stock Plan. See Annex B to this Statement--Deferred Compensation for Non-Employee Directors. The options were immediately vested and exercisable.

   On December 5, 2000, Joseph T. Casey and Carol B. Hallett were each granted options to purchase 100 Common Shares and C. B. Thornton, Jr. was granted options to purchase 167 Common Shares, as a result of their election to convert their director's fees into stock options. The options had an exercise price of $59.7188 and were immediately vested and exercisable.

   On December 8, 2000, Alton J. Brann and C. B. Thornton, Jr. were each granted options to purchase 295 Common Shares and Joseph T. Casey and Carol B. Hallett were granted options to purchase 197 Common Shares and 459 Common Shares, respectively, as a result of their election to convert director's fees into stock options. The options had an exercise price of $60.9375 and were immediately vested and exercisable.

   On December 1, 2000, David E. Jeremiah and James R. Wilson each received
27.6440 deferred stock units as a result of their election, under the terms of the Company's Non-Employee Directors Deferred Compensation Plan, to defer and convert their director's fees into deferred stock units. Such stock units are payable in Common Shares upon termination of a director's service on the Board. See Annex B to this Statement--Deferred Compensation for Non-Employee Directors.

   On December 8, 2000, David E. Jeremiah received 126.3590 deferred stock units and James R. Wilson received 54.1538 deferred stock units as a result of their election to defer and convert their director's fees.

   Except as described in the preceding paragraphs, no transactions in Common Shares or Preferred Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;
(2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

   (a) Purchaser's Designation of Persons to be Elected to the Board.

   The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Northrop Grumman, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of the Company's stockholders.

   (b) Delaware General Corporation Law.

   The Company is incorporated under the laws of the State of Delaware.

   Short-form Merger. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Common Shares and at least 90% of the outstanding Preferred Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Common Shares and 90% of the Preferred Shares pursuant to the Offer or otherwise, under Section 251 of the DGCL, a vote of the Company's stockholders will be required to adopt and approve the Merger Agreement. As a result, the Company will also have to comply with the Federal securities laws and regulations governing the solicitation of proxies. Among other things, the Company will be required to prepare and distribute a proxy statement and as a consequence a longer period of time will be required to effect the Merger. However, because Purchaser and Northrop Grumman have agreed to cause all of the Common Shares and Preferred Shares owned by them to be voted in favor of the adoption of the Merger Agreement, approval is assured.

   Delaware Anti-takeover Statute. In general, Section 203 of the DGCL ("Section 203") prevents an "interested party" (defined to include a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such company prior to that date. On December 21, 2000, the Company's Board approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

   Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Common Shares at the effective time of the Merger will have certain rights under Section 262 of the DGCL to demand appraisal of their shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the "fair value" of the Common Shares at the effective time (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the Merger Consideration of $80.00 per Common Share. The value so determined could be more or less than the $80.00 offer price.

   Appraisal rights cannot be exercised at this time. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such stockholders have to take any action in connection with such rights.

   (c) Amendment to the Rights Agreement.

   As of December 21, 2000, the Company and The Bank of New York, as Rights Agent, executed Amendment No. 1 to the Rights Agreement, dated as of August 17, 1994. Pursuant to the Amendment, neither Northrop Grumman nor Purchaser shall be deemed to be an Acquiring Person (as defined in the Rights Agreement) by virtue of (i) the execution and delivery of the Merger Agreement, (ii) the consummation of the Offer, (iii) the conversion of Common Shares into the right to receive Merger Consideration (as defined in the Merger Agreement) or
(iv) the consummation of the Merger. The Amendment further provides that none of the events described in clauses (i)-(iv) shall cause a Shares Acquisition Date or a Distribution Date (each as defined in the Rights Agreement).

   (d) Regulatory Approvals.

   United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Common Shares pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, Purchaser has advised the Company that it expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about January 5, 2001. As a result, the waiting period applicable to the purchase of Common Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting from Purchaser additional information or documentary material relevant to the Offer. If a second request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

   The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Common Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Shares pursuant to the Offer or seeking divestiture of the Common Shares so acquired or divestiture of substantial assets of Northrop Grumman or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Purchaser has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

   Under the Merger Agreement the Company and Northrop Grumman have agreed to use their best efforts to resolve any objections that the antitrust regulators may raise with respect to the contemplated transactions. The Company and Northrop Grumman have agreed to use their best efforts to avoid or vacate any injunction restraining the Merger, including litigating any claim raised by any party through all available appeals. Further, Northrop Grumman and the Company have agreed to avoid any impediment asserted by the antitrust regulators, including making such divestitures as may be required or accepting any restriction on any of their businesses, provided that Northrop Grumman is not required to take any action that would have a material adverse effect on the business, assets, long-term earning capacity or financial condition of Northrop Grumman, the Company and their subsidiaries, taken as a whole.

   Other Filings. The Company and Northrop Grumman intend to file with the antitrust authorities of the European Union. The Company intends to make the required filings with and to supply such documentation as may be requested by the Defense Security Service of the U.S. Department of Defense and the Office of Defense Trade Controls of the U.S. Department of State in connection with the transactions contemplated by the Merger Agreement.

   (e) Certain Projected Financial Data

   Prior to entering into the Merger Agreement, the Company and its financial advisors provided to Northrop Grumman and its financial advisors certain information which was not publicly available, including certain projected financial data (the "Projections") for the fiscal years 2001 through 2005. The Company does not publicly disclose projections, and the latest Projections were not prepared with a view to public disclosure. The Projections included, among other things, the following forecasts of the Company's revenues, net income (excluding pension income) and earnings per share (excluding pension income), respectively (in millions, except per share data): $5,850.0, $151.9 and $3.31 in 2001; $6,473.0, $186.4 and $4.06 in 2002; $6,827.0, $220.8 and
$4.81 in 2003; $7,183.0, $248.4 and $5.41 in 2004; and $7,436.0, $278.7 and
$6.07 in 2005. Including pension income, the projected net income and earnings per share were, respectively (in millions, except per share data): $220.5 and $4.80 in 2001; $254.9 and $5.55 in 2002; $289.4 and $6.30 in 2003; $317.0 and
$6.90 in 2004; and $347.3 and $7.56 in 2005.

   The Projections were not prepared with a view to public disclosure or compliance with published guidelines of the Securities Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or generally accepted accounting principles. The Company's certified public accountants have not examined or compiled any of the Projections. The Projections were not prepared with the approval of the Board. The Projections are included herein to give the Company's stockholders access to information that was not publicly available and that the Company provided to Northrop Grumman.

   The Projections are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. The Projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the Projections were not prepared by the Company in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by management of the Company with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Company, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. The Company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the Company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology. Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate, and actual results may be materially greater or less than those contained in the Projections. In addition, the Projections do not take into account any of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. These events may cause actual results to differ materially from the Projections.

   For these reasons, as well as the bases and assumptions on which the Projections were compiled, the inclusion of such Projections herein should not be regarded as an indication that the Company, Northrop Grumman, Purchaser or any of their respective affiliates or representatives considers such information to be an accurate prediction of future events, and the Projections should not be relied on as such. Northrop Grumman, Purchaser, and their affiliates assume no responsibility for the reasonableness, completeness, accuracy or reliability of such Projections. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the Projections and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.

Item 9. Exhibits.

   The following Exhibits are filed herewith:

 Exhibit No.                             Description
 -----------                             -----------
 (a)(1)(i)   Offer to Purchase, dated January 5, 2001 (incorporated by
              reference to Exhibit (a)(1)(i) to the Schedule TO of Purchaser
              filed on January 5, 2001).

 (a)(1)(ii)  Form of Letter of Transmittal (incorporated by reference to
              Exhibit (a)(1)(ii) to the Schedule TO of Purchaser filed on January 5, 2001).

 (a)(2)(i)   Letter to Stockholders of the Company, dated January 5, 2001.*

 (a)(2)(ii)  Opinion of Merrill Lynch & Co., dated December 21, 2000 (included as Annex A hereto).*

 (a)(2)(iii) Joint Press Release issued by Northrop Grumman and the Company on
              December 21, 2000 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 of the Company filed on December 21, 2000).

 (e)(1)      Agreement and Plan of Merger, dated as of December 21, 2000, among
              Northrop Grumman, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on January 5, 2001).

 (e)(2)      Confidentiality Agreement, dated June 23, 2000, between Northrop
              Grumman and the Company (incorporated by reference to Exhibit
              (d)(2) to the Schedule TO of Purchaser filed on January 5, 2001).

 Exhibit No.                             Description
 -----------                             -----------
 (e)(3)      The Information Statement of the Company, dated January 5, 2001
              (included as Annex B to the Statement).*

 (e)(4)      Form of Change of Control Employment Agreement between the Company and certain executive officers (filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended
              July 31, 1993, and incorporated herein by reference).

 (e)(5)      Letter Agreement dated June 21, 2000 between the Company and
              Ronald D. Sugar (filed as Exhibit 10.1 to the Company's Report on
              Form 8-K dated June 22, 2000, and incorporated herein by reference).

 (e)(6)      Amendment dated as of December 21, 2000 to the Change of Control
              Employment Agreement by and between Ronald D. Sugar and the Company, dated as of June 21, 2000.

 (e)(7)      Letter Agreement dated December 21, 2000 between Northrop Grumman
              Corporation and Ronald D. Sugar.

 (e)(8)      Litton Industries, Inc. Restoration Plan filed as an Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ending July 31, 1989, and incorporated herein by reference).

 (e)(9)      Litton Industries, Inc. Non-Employee Director Deferred
              Compensation Plan (filed as Exhibit 10.4 to the Company's
              Quarterly Report on Form 10-Q for the period ending October 31,
              1998, and incorporated herein by reference).

 (e)(10)     Litton Industries, Inc. Supplemental Executive Retirement Plan, as
              amended and restated as of August 1, 2000 (filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ending July 31, 2000, and incorporated herein by reference).

 (e)(11)     Amendment No. 1, dated as of December 21, 2000 to Litton
              Industries, Inc. Supplemental Executive Retirement Plan, as amended and restated as of August 1, 2000.

 (e)(12)     Litton Industries, Inc. Performance Award Plan (filed as Exhibit
              10.2 to the Company's Quarterly Report on Form 10-Q for the period ending October 31, 1996, and incorporated herein by reference).

 (e)(13)     Fiscal Year 2001 Annual Incentive Plan.

 (g)         None.

--------
* Included with the Statement mailed to stockholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LITTON INDUSTRIES, INC.

                                          By: /s/ John E. Preston
                                          _____________________________________
                                          Name: John E. Preston
                                          Title: Senior Vice President and
                                           General Counsel

Dated: January 5, 2001

                                                                        ANNEX A

                                                      Investment Banking

                                                      Corporate and
                                                       Institutional
                                                      Client Group

                                                      10877 Wilshire Boulevard
                                                      Suite 1900
                                                      Los Angeles, California
                                                       90024
                                                      310 209 4000
                                                      FAX 310 209 3957
                            [LOGO OF MERRILL LYNCH]

                               December 21, 2000

Board of Directors
Litton Industries, Inc.
21240 Burbank Boulevard
Woodland Hills, CA 91367

Members of the Board of Directors:

   Litton Industries, Inc. (the "Company"), Northrop Grumman Corporation (the "Acquiror") and LII Acquisition Corp., a wholly owned subsidiary of the Acquiror (the "Acquisition Sub") propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which (i) the Acquiror and the Acquisition Sub would commence a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $1.00 per share, of the Company (the "Company Shares") for $80 per share, net to the seller in cash (the "Consideration"), and (ii) Acquisition Sub would be merged with and into the Company in a merger (the "Merger"), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror or any affiliate of the Acquiror or as to which dissenter's rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction".

   You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders, other than the Acquiror and its affiliates.

   In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets (including among others, the potential recovery in certain litigation matters), liabilities and prospects of the Company, furnished to us by the Company;

  (3) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

  (4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

  (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

  (8) Reviewed a draft dated December 20, 2000 of the Agreement; and

  (9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

   In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to financial forecasts furnished to us by the Company or discussed with us, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have further assumed that the Transaction will be consummated in accordance with the terms of the Agreement without waiver of any of the conditions precedent to the Transaction contained in the Agreement.

   Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

   In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, offers from any person other than the Acquiror for the acquisition of the Company.

   We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently assisting the Company in connection with the possible sale of the Company's advanced electronics business and have, in the past, provided financial advisory and financing services to the Company and the Acquiror and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer and how such shareholder should vote on the proposed Merger or any matter related thereto.

   On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares, other than the Acquiror and its affiliates.

                                          Very truly yours,

                                          /s/ Merrill Lynch, Pierce, Fenner &
                                           Smith

                                          MERRILL LYNCH, PIERCE, FENNER &
                                           SMITH
                                           INCORPORATED

                                                                        ANNEX B

                            LITTON INDUSTRIES, INC.
                            21240 Burbank Boulevard
                     Woodland Hills, California 91367-6675

                       INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about January 5, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Litton Industries, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Northrop Grumman Corporation ("Northrop Grumman") to a majority of seats on the Board of Directors (the "Board") of the Company. On December 21, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Northrop Grumman and LII Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Northrop Grumman, pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights", and together with the Common Stock, the "Common Shares"), at a price per Common Share of $80.00, net to the seller in cash (the "Per Common Share Amount") and all the outstanding shares of the Company's Series B $2 Cumulative Preferred Stock (the "Preferred Shares") at a price per share of $35.00, net to the seller in cash (the "Per Preferred Share Amount"), upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated January 5, 2001, and in the related Letters of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letters of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on January 5, 2001.

   The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Northrop Grumman. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Common Share (other than Common Shares owned by Northrop Grumman, Purchaser, the Company or any of their respective subsidiaries, and Common Shares held by stockholders who have perfected their dissenters' rights of appraisal under Section 262 of the DGCL) will be converted into the right to receive the amount in cash per Common Share paid pursuant to the Offer.

   The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on January 5, 2001 and which is being mailed to stockholders of the Company along with this Information Statement.

   This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Northrop Grumman, Purchaser or the Northrop Grumman Designees (as defined below) has been provided by Northrop Grumman. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   Pursuant to the Merger Agreement, Purchaser commenced the Offer on January 5, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, February 2, 2001, unless Purchaser extends it.

                                    GENERAL

   Each Common Share and Preferred Share entitles the holder to one vote. In the election of directors the holders of Common Shares and Preferred Shares vote together as a single class. As of December 31, 2000, there were 45,577,834 Common Shares outstanding and 410,643 Preferred Shares outstanding.

         RIGHTS TO DESIGNATE DIRECTORS AND NORTHROP GRUMMAN DESIGNEES

   The information contained herein concerning Northrop Grumman Designees (as defined below) has been furnished to the Company by Northrop Grumman and its designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

   The Merger Agreement provides that, promptly upon the purchase of and payment for Common Shares and Preferred Shares by Purchaser pursuant to the Offer, Purchaser will be entitled to designate such number of directors (the "Northrop Grumman Designees") on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Common Shares and Preferred Shares so purchased and paid for bears to the total number of Common Shares and Preferred Shares then outstanding.

   The Merger Agreement provides that the Company will, upon request of Purchaser, promptly increase the size of the Board or obtain the resignations of such number of directors as is necessary to enable the Northrop Grumman Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Northrop Grumman Designees to be so elected.

   Notwithstanding the foregoing, if Common Shares or Preferred Shares are purchased pursuant to the Offer, until the Effective Time, there will be at least 3 members of the Board who were directors on the date of the Merger Agreement.

   The Northrop Grumman Designees will be selected by Northrop Grumman from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Northrop Grumman Designees currently is a director of, or holds any positions with, the Company. Northrop Grumman has advised the Company that, to the best of Northrop Grumman's knowledge, except as set forth below, none of the Northrop Grumman Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Northrop Grumman and the Company that have been described in the Schedule TO or the Statement.

   The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Northrop Grumman Designees are set forth below. Each is a citizen of the United States. Unless otherwise noted, the business address of each person listed below is 1840 Century Park East, Los Angeles, California 90067 and their telephone number at that address is (310) 553-6262.

                                      Present Principal Occupation or Employment;
      Name and Age                 Material Positions Held During the Past Five Years
      ------------                 --------------------------------------------------
 Kent Kresa............. Chairman, President and Chief Executive Officer of Northrop Grumman
  Age: 62                since 1990.

 Herbert E. Anderson.... Corporate Vice President of Northrop Grumman, President and Chief
  Age: 61                Executive Officer, Logicon, Inc. since 1998; formerly, Corporate Vice
                         President and General Manager, Data Systems & Services Division.

 Ralph D. Crosby........ Corporate Vice President of Northrop Grumman and President,
  Age: 53                Integrated Systems and Aerostructures Sector since 1998; formerly
                         Corporate Vice President and General Manager, Commercial Aircraft
                         Division; Prior to September 1996, Corporate Vice President and
                         Deputy General Manager, Commercial Aircraft Division, prior to March
                         1996, Corporate Vice President and Deputy General Manager, Military
                         Aircraft Systems Division; prior to January 1996, Corporate Vice
                         President and General Manager, B-2 Division.

 J. Michael Hateley..... Corporate Vice President of Northrop Grumman and Chief Human
  Age: 54                Resources and Administrative Officer since 2000; formerly Vice
                         President--Personnel; prior to January 1999, Vice President, Human
                         Resources, Security and Administration, Military Aircraft systems
                         Division; prior to 1996, Vice President, Human Resources, Security and Administration, B-2 Division.

 Robert W. Helm......... Corporate Vice President, Government Relations since 1994.
  Age: 49

 John H. Mullan......... Corporate Vice President and Secretary of Northrop Grumman since
  Age: 58                1999; formerly Acting Secretary; prior to May 1998, senior corporate
                         Counsel.

 Albert F. Myers........ Corporate Vice President and Treasurer since 1994.
  Age: 54

 Rosanne P. O'Brien..... Corporate Vice President, Communications since August, 2000. Prior to
  Age: 57                this, Ms. O'Brien was Vice President, Communications since January,
                         1999. Ms. O'Brien was Senior Consultant of Alleghany Teledyne, Inc.
                         from 1996 to 1999, and Vice President, Corporate Relations for
                         Teledyne, Inc. from 1993 through 1995.

 James G. Roche......... Corporate Vice President of Northrop Grumman and President,
  Age: 61                Electronic Sensors and Systems Sector since 1998. Prior to this, Mr.
                         Roche was Corporate Vice President and General Manager, Electronic
                         Sensors and Systems Division. Prior to 1996, he was Corporate Vice
                         President and Chief Advanced Development, Planning, and Public
                         Affairs Officer.

 W. Burks Terry......... Corporate Vice President and General Counsel of Northrop Grumman
  Age: 50                since August, 2000. Prior to this, Mr. Terry became Vice President,
                         Deputy General Counsel and Sector Counsel in October, 1998 and prior to October, 1998 he was Vice President and Assistant General Counsel.

 Robert B. Spiker....... Corporate Vice President and Controller of Northrop Grumman since
  Age: 47                December, 2000. Prior to this, Mr. Spiker was Vice President, Finance and Controller, Electronic Sensors and Systems Sector. Prior to 1999,
                         he was Business Manager for C3&I Naval Systems.

 Robert B. Waugh, Jr. .. Corporate Vice President and Chief Financial Officer of Northrop
  Age: 57                Grumman since 1993.

                Security Ownership of Certain Beneficial Owners

   Based on information available to it, the Company believes that the following persons held beneficial ownership of more than 5% of the Common Shares as of December 31, 2000:

                                                    Amount and       Percent of
    Name and Address                                Nature of       Class (as of
    of Beneficial Owner                        Beneficial Ownership  12/31/00)
    -------------------                        -------------------- ------------
   Unitrin, Inc...............................     12,657,764(a)        27.8%
    One East Wacker Drive
    Chicago, IL 60601

   Alliance Capital Management, L.P...........      4,109,975(b)         9.0%
    1345 Avenue of the Americas
    New York, NY 10105

--------
(a) Unitrin, Inc. ("Unitrin") has reported in a filing with the SEC on
    Schedule 13D that, as of December 29, 2000, Unitrin owned 1,827,893 Common Shares and three of its direct and indirect subsidiaries, Trinity Universal Insurance Company, Union National Life Insurance Company and United Insurance Company of America, owned 5,052,686 Common Shares, 326,197 Common Shares and 5,450,988 Common Shares, respectively. Unitrin reported that such subsidiaries each share voting and dispositive power with Unitrin over the Common Shares respectively reported by them.

(b) Sanford C. Bernstein & Co., Inc. ("Bernstein") reported in a filing with the SEC on Form 13F that, as of June 30, 2000, it exercised investment discretion with respect to accounts holding Common Shares. Bernstein reported that it exercised sole voting power over 468,406 Common Shares and sole dispositive power over 4,109,975 Common Shares. Bernstein subsequently reported in a filing with the SEC on Schedule 13G that on October 2, 2000, Alliance Capital Management L.P. ("Alliance") acquired beneficial ownership of the Common Shares that were formerly beneficially owned by Bernstein through Alliance's acquisition of the investment advisory assets of Bernstein.

                              BOARD OF DIRECTORS

   The Company's Board is composed of eleven directors, elected at the annual meeting of stockholders to hold office for one year and until their successors have been elected and qualified. The following table sets out the names, ages, principal occupations and other affiliations of the current Board. Each is a citizen of the United States. There are no family relationships between members of the Board.

      Name and Age              Principal Occupation, Other Affiliations and
                                          Past Business Experience

Alton J. Brann...............  Chairman (since 1997) and former Chief
 Chairman of UNOVA, Inc.       Executive Officer (1997- Sept. 2000) of UNOVA,
 Age: 59                       Inc., a global solutions company providing
 Director since 1990           information and systems integration technology
                               for industrial markets; Chairman of the Board and Chief Executive Officer of Western Atlas,
                               Inc. (1994-1997); Former Chairman of the Board
                               (1994-1995), President (1990-1994) and Chief
                               Executive Officer (1992-1994) of the Company;
                               Director of the Los Angeles World Affairs
                               Council. Chairman of the Board of Governors of Town Hall of Los Angeles; Vice Chairman of the
                               Board of Directors of the Los Angeles Area
                               Council of the Boy Scouts of America; Member of the Board of Overseers of the Executive Council on Foreign Diplomacy, the President's Cabinet of California Polytechnic State University, the
                               Institute of Electrical and Electronics
                               Engineers, the Optical Society of America and the Institute of Navigation; Trustee of the Manufacturers Alliance.

Michael R. Brown.............  Joined the Company in 1968; Chairman since
 Chairman and Chief Executive  March 1999 and Chief Executive Officer since
 Officer of the Company        March 1998; President (1995-June 2000); Chief
 Age: 60                       Operating Officer (1995-1998); Executive Vice
 Director since 1995           President (1995); Group Executive--Information
                               Systems (1995-1997); Senior Vice President
                               (1992-1995) and Group Executive--Electronic
                               Warfare Systems (1989-1995). Member of the
                               Board of Governors, Chairman of the Nominating
                               Committee and member of the Executive Committee of the Aerospace Industries Association.
                               Director of Town Hall Los Angeles and the Los
                               Angeles World Affairs Council.

Joseph T. Casey..............  Former Vice Chairman and Chief Financial
 Retired Vice Chairman and     Officer (1994-1996) of Western Atlas, Inc.;
 Chief Financial Officer of    Former Vice Chairman and Chief Financial
 Western Atlas, Inc.           Officer (1988-1994) of the Company; Director of
 Age: 69                       Baker Hughes, Inc., UNOVA, Inc. and Pressure
 Director since 1981           Systems, Inc. Trustee, Claremont McKenna
                               College, RAND Center for Russia and Eurasia and
                               Don Bosco Technical Institute.

Carol B. Hallett.............  President and Chief Executive Officer of Air
 President and Chief           Transport Association of America since 1995;
 Executive Officer of Air      Former Senior Government Relations Advisor,
 Transport Association of      Collier, Shannon, Rill & Scott (1993-1995);
 America                       Commissioner of United States Customs (1989-
 Age: 63                       1993); U.S. Ambassador to the Commonwealth of
 Director since 1993           the Bahamas (1986-1989); Director of Fleming
                               Companies, Inc., Mutual of Omaha Companies and the American Association of Exporters and Importers; Member, President's Cabinet of
                               California Polytechnic State University;
                               Trustee, Junior Statesmen of America.

      Name and Age              Principal Occupation, Other Affiliations and
                                          Past Business Experience

Orion L. Hoch................  Former Chairman of the Board (1988-1994),
 Chairman Emeritus of the      President (1982-1988) and Chief Executive
    Company                    Officer (1986-1992) of the Company; Director of
 Age: 72                       UNOVA, Inc., Bessemer Trust Companies and The
 Director since 1982           Bessemer Group, Inc. Trustee, Carnegie Mellon
                               University.

David E. Jeremiah............  Technology Strategies and Alliances is a
 President of Technology       consulting firm engaged in strategic planning
 Strategies & Alliances        for telecommunications and defense industries;
 Age: 66                       Retired Admiral, U.S. Navy (1994); Vice
 Director since 1994           Chairman, Joint Chiefs of Staff (1990-1994);
                               Commander-in-Chief, U.S. Pacific Fleet (1987-
                               1990); Director of Alliant Techsystems Inc.,
                               Geobiotics, Inc., Wang Government Services,
                               Inc. and National Committee on U.S.-China
                               Relations. Board of Trustees, The MITRE
                               Corporation; Board of Visitors, Northrop
                               Grumman Corporation (Melbourne Division) and
                               Board of Advisors, Jewish Institute for
                               National Security Affairs; Member, ManTech
                               International Advisory Board, the National
                               Defense Policy Board and Congressionally
                               Chartered Commission to Assess U.S. National
                               Security Space Management and Organization.

John M. Leonis...............  Joined the Company in 1959; Chairman of the
 Chairman Emeritus of the      Board (1995-1999), Chief Executive Officer
 Company                       (1994-1998), President (1994-1995), Senior Vice
 Age: 67                       President (1990-1994) and Group Executive--
 Director since 1994           Navigation, Guidance and Control Systems (1988-
                               1993); Director of HCC Industries, Inc.

William P. Sommers...........  Former Director and President, Booz-Allen &
 Former President and Chief    Hamilton's Technology Management Group (1963-
 Executive Officer of SRI      1993); Former Executive Vice President,
 International                 Iameter, Inc. (1993-1994); Director of
 Age: 67                       Evergreen Solar, Inc., Pressure Systems, Inc.
 Director since 1994           and AtomicTangerine; Trustee, Scudder/Kemper
                               Mutual Funds. Member, Guckenheimer Enterprises,
                               Inc. Advisory Board and Executive Committee of
                               World Affairs Council, Jacksonville.

Ronald D. Sugar..............  Joined the Company in June 2000 from TRW, Inc.,
 President and Chief           where he served as President and Chief
 Operating Officer of the      Operating Officer of TRW Aerospace &
 Company                       Information Systems and Member of the Chief
 Age: 52                       Executive Office of TRW since 1998. Joined TRW
 Director since September      in 1981 and served as Executive Vice President
 2000                          and Chief Financial Officer (1994-1996) and
                               Executive Vice President and General Manager of the TRW Automotive Electronics Group (1996-
                               1998); Member, National Security
                               Telecommunications Advisory Committee,
                               Conference Board Council of Operating
                               Executives and Board of Governors of the Aerospace Industries Association. Trustee,
                               National Defense Industrial Association.

C.B. Thornton, Jr. ..........  President (since 1981) of Thornton Corporation,
 President of Thornton         a corporation engaged in a variety of private
 Corporation                   investments; Former managing partner of T Lazy
 Age: 58                       S Ranch in Nevada (1974-1982); Former executive
 Director since 1981           of Cessna Aircraft Company; former consultant
                               with McKinsey & Company; Member, Society of
                               Experimental Test Pilots; Trustee, Harvard-
                               Westlake School; Overseer, Hoover Institution and member of the Visiting Committee of the Harvard Business School.

      Name and Age              Principal Occupation, Other Affiliations and
                                          Past Business Experience

James R. Wilson                Former Chairman of the Board, President and
 Former Chairman of the        Chief Executive Officer of Cordant Technologies
 Board, President and Chief    Inc. (1995-2000), Director (1993- 2000),
 Executive Officer of Cordant  President and Chief Executive Officer (1993-
 Technologies Inc.             1995), Executive Vice President and Chief
 Age: 59                       Financial Officer (1992-1993) and Vice
 Director since September      President and Chief Financial Officer (1989-
 2000                          1992); Director of The BFGoodrich Company,
                               Cooper Industries, Inc. and First Security
                               Corporation; Chairman of the Board of Trustees, the College of Wooster.

             GENERAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

Committees of the Board

   The Board has established four standing committees to assist it in carrying out its duties: the Executive Committee, the Audit and Compliance Committee, the Compensation and Selection Committee and the Nominating and Board Governance Committee.

   The Executive Committee consists of Alton J. Brann (Chairman), Michael R. Brown, Joseph T. Casey, John M. Leonis and Ronald D. Sugar. The Executive Committee exercises all powers of the Board of Directors when the full Board is not in session and supervises the management and business of the Company.

   The Audit and Compliance Committee consists of C.B. Thornton, Jr. (Chairman), Joseph T. Casey, William P. Sommers and James R. Wilson. Each of these individuals qualifies as an "independent" director under the current listing standards of the New York Stock Exchange ("NYSE"). Each member has been determined to be financially literate and to have accounting or related financial management expertise in accordance with NYSE standards. The Audit and Compliance Committee acts pursuant to the Audit and Compliance Committee Charter adopted by the Board of Directors on May 18, 2000 and amended as of December 8, 2000. The Audit and Compliance Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by regular review of the Company's financial information, systems of internal controls regarding finance, accounting, legal compliance and ethics and auditing, accounting and financial reporting processes in accord with the policies established by the Board and management.

   The Compensation and Selection Committee consists of James R. Wilson (Chairman), Carol B. Hallett, David E. Jeremiah and William P. Sommers, each of whom has been determined to be an "outside director" for the purpose of
Section 162(m) of the Internal Revenue Code (the "Code"). The Compensation and Selection Committee reviews and recommends succession management and development and approves all elements of executive compensation for the Company's senior officers.

   The Nominating and Board Governance Committee consists of Carol B. Hallett (Chairman), Alton J. Brann and David E. Jeremiah. The Nominating and Board Governance Committee reviews and recommends policies and procedures to ensure that the Board is properly constituted and organized to carry out its statutory and fiduciary responsibilities. It reviews the qualifications of all candidates for the Board as well as programs and procedures relating to the compensation, evaluation and terms of directors. The Nominating and Board Governance Committee considers as potential candidates for director persons recommended by stockholders. Recommendations should be submitted to the Nominating and Board Governance Committee in care of the Secretary.

   Committee Members. The members of the four standing committees are summarized below:

                                              Compensation Nominating
                                                  and      and Board  Audit and
                                    Executive  Selection   Governance Compliance
     Name                           Committee  Committee   Committee  Committee
     ----                           --------- ------------ ---------- ----------
   Alton J. Brann..................      X*                     X
   Michael R. Brown................      X
   Joseph T. Casey.................      X                                 X
   Carol B. Hallett................                 X           X*
   David E. Jeremiah...............                 X           X
   John M. Leonis..................      X
   William P. Sommers..............                 X                      X
   Ronald D. Sugar.................      X
   C.B. Thornton, Jr. .............                                        X*
   James R. Wilson.................                 X*                     X

--------
*Chairperson

Board and Committee Meetings

   During fiscal year 2000, the Board held ten meetings. The average attendance at Board meetings was approximately 99%, and attendance at committee meetings was 98.5%. During fiscal year 2000, no director attended less than 75% of the aggregate of the total number of Board meetings (held during the period for which such director served on the Board) and the total number of meetings held by all committees on which such director served (during the periods that such director served).

  . The Executive Committee did not hold any meetings in fiscal year 2000 and acted ten times by unanimous written consent.

  .  The Audit and Compliance Committee held six meetings in fiscal year
     2000.

  . The Compensation and Selection Committee held seven meetings in fiscal year 2000 and acted five times by unanimous written consent.

  . The Nominating and Board Governance Committee held three meetings in fiscal year 2000 and acted once by unanimous written consent.

Director Compensation

   Directors who are employees of the Company are not paid any fee or additional remuneration for services as members of the Board or any of its Committees.

 Annual Fees for Non-Employee Directors

   Non-employee directors receive the following compensation:

  .  A retainer of $35,000, payable in equal quarterly installments;

  . Board and Committee (except for the Executive Committee) meeting attendance fees of $1,500 per meeting ($2,500 per meeting for the Chairman of the Committee); and

  . An additional annual fee of $12,000 for members of the Executive Committee ($15,000 for the Chairman of the Executive Committee), payable in equal quarterly installments.

 Deferred Compensation Plan for Non-Employee Directors

   Under the Litton Industries, Inc. Non-Employee Director Stock Plan (the "Director Stock Plan"), approved by the stockholders on December 3, 1998, non-employee directors may defer annual retainers and meeting fees (together, "Compensation") in the form of units of Common Shares or stock options.

   In addition, non-employee directors may defer Compensation in the form of cash under a deferral plan adopted by the Board in 1998. Cash deferrals bear interest at the prime rate in effect at Morgan Guaranty Trust Company, and are paid after the end of the director's Board service either as a lump sum payment or in equal annual installment payments.

   Non-employee directors electing to defer their Compensation into Common Shares currently receive a premium of 10% on such Compensation. On the date the Compensation would normally have been paid, the Company converts the amount of the Compensation, including the premium, into a number of stock units equal to the number Common Shares which could have been purchased at fair market value on that date. Stock units are paid in full Common Shares after the end of the director's Board service.

   Non-employee directors may also elect to convert their Compensation into options to purchase Common Shares at fair market value on the dates on which their Compensation would otherwise be payable. The number of options granted pursuant to this election reflects a formula reviewed and approved by the Board from time to time, and are granted pursuant to the Director Stock Plan. Currently, a non-employee director who elects to convert Compensation into stock options receives a number of options equal to four times the amount of the Compensation divided by the fair market value of a Common Share on the date on which the Compensation would otherwise be payable.

 Stock Options

   Under the Director Stock Plan, the Board makes an initial grant of 10,000 options to each new non-employee director, and grants 2,000 options each year thereafter to each non-employee director. The Director Stock Plan authorizes the Board to make additional grants to non-employee directors, for example, to reward a director's exceptional or extraordinary services as a member of the Board or in consideration for services to the Company outside of the scope of a director's normal duties. Options under the Director Stock Plan are granted at fair market value, vest immediately upon grant and are exercisable for 10 years following the date of grant.

 Retirement Program

   In 1998, the Board amended the retirement program for directors by terminating the retirement pension for future directors and preserving the pension rights of directors who were non-employee directors at that time. Such members of the Board who retire or die while in office, at or after age 65, will receive the active Board member's annual retainer fee (or, if greater, the fee in effect at the annual meeting immediately following the earlier of their retirement or death) for the shorter of ten years, the number of years as a non-employee director, or the remaining life of the director or surviving spouse. The mandatory retirement age is 72.

Stock Ownership Guidelines

   The Company implemented stock ownership guidelines in 1998 requiring that non-employee directors own a number of Common Shares equal in value to at least four times their annual retainer fee. Directors are given three years to meet this ownership guideline.

Other Information on Directors

   The following individuals receive certain retirement benefits by reason of their former employment by the Company. John M. Leonis, former Chairman of the Board, Chief Executive Officer and President of the Company, who retired on April 1, 1999, receives a monthly benefit of $48,554 in the form of a 100% joint and survivor annuity. Joseph T. Casey, former Vice Chairman of the Board, receives a monthly benefit of $27,075 in the form of a 100% joint and survivor annuity. Orion L. Hoch, a former Chairman of the Board, Chief Executive Officer and President, receives a monthly benefit of $60,391 in the form of a 100% joint and survivor annuity.

   In addition, during fiscal year 2000, Mr. Casey received $12,000 as a member of the Company's Investment Committee. The Investment Committee is responsible for managing and overseeing the assets and investment choices available under certain of the Company Retirement Plans and the Company's Financial Security and Savings Program ("FSSP"). The Investment Committee reports to the Board.

   Dr. Sugar was appointed President and Chief Operating Officer of the Company pursuant to an agreement with the Company dated June 21, 2000. The agreement, which is summarized in "Employment Contracts" of this Information Statement and was filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K dated June 22, 2000, also provides that Dr. Sugar would be elected a member of the Board of Directors.

   The following table sets forth, as of December 31, 2000, unless otherwise noted, certain information about the beneficial ownership of the Company's Common Shares for each of the Company's directors and each executive officer named in the Summary Compensation Table of this Information Statement and by all directors and executive officers as a group. Unless otherwise stated, the beneficial owners exercise sole voting and/or investment power over their shares.

   No director or executive officer of the Company owns any Preferred Shares.

            SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

                                                         Common Shares                    Percent of
                            Common Shares             Subject to Options                    Class
                          Beneficially Owned          Exercisable Within  Deferred Stock Beneficially
                            as of 12/31/00            60 Days of 12/31/00  Units(#)(h)    Owned*(i)
                          ------------------          ------------------- -------------- ------------
Non-Employee Directors
Alton J. Brann..........          3,400                      19,766            1,108           *
Joseph T. Casey.........         32,954(a)                   85,825            1,174           *
Carol B. Hallett........            690                      30,742            1,210           *
Orion L. Hoch...........         89,399(b)                   39,916                0           *
David E. Jeremiah.......            500                      21,500            2,645           *
John M. Leonis..........         42,912                     213,277                0           *
William P. Sommers......          1,500                      22,000                0           *
C. B. Thornton, Jr. ....      1,344,874 (b)(c)               38,642                0         3.0%
James R. Wilson.........          2,000                      12,000              149           *

Named Executive Officers
Michael R. Brown (CEO)..         23,070                     159,859            2,021           *
Ronald D. Sugar.........         77,908 (d)                       0                0           *
D. Michael Steuert......          8,333 (e)                  24,800                0           *
Gerald J. St. Pe........         30,546                      57,000            3,520           *
Harry Halamandaris......             33                      38,800            9,554           *

Directors and Executive       1,731,087 (a)(b)(c)(d)        926,154           23,428         5.9%
 Officers
 as a Group (25)........                (e)(f)(g)

--------
 * Percentage of Common Shares is given only where such percentage exceeds 1% of the Common Shares outstanding, exclusive of treasury shares, on December 31, 2000.

(a) Excludes 8,500 Common Shares held by a charitable corporation of which Mr. Casey serves as trustee. Mr. Casey has voting and investment power with respect to such 8,500 Common Shares and may be deemed to have incidents of beneficial ownership.

(b) Includes Common Shares that are beneficially owned by certain family members of certain directors and officers who disclaim beneficial ownership of such shares. The Common Shares are reported on the presumption that the individual may share voting and/or investment power because of family relationships.

(c) Excludes 25,378 Common Shares owned by a private foundation of which Mr. Thornton is an officer and trustee. Mr. Thornton shares voting and investment power with another trustee and may be deemed to have incidents of beneficial ownership. Includes Common Shares that are beneficially owned by a partnership of which Mr. Thornton is a general partner.

(d) Represents shares of restricted stock granted to Dr. Sugar in connection with his employment by the Company. See Summary Compensation Table and "Employment Contracts."

(e) Includes 6,222 shares of restricted stock granted to Mr. Steuert in connection with his employment by the Company. See Summary Compensation Table.

(f) Excludes 255,126 Common Shares owned by the Litton Master Trust, which holds certain retirement funds of the Company and its subsidiaries. Mr. Casey and Mr. Steuert are members of the Investment Committee, which has sole investment and voting power, and thus may be deemed to have incidents of beneficial ownership. If these Common Shares were included as beneficially-owned shares, then the percentage of Common Shares owned by the group would be 6.4%.

(g) Includes 50,000 Common Shares held by the Foundation of The Litton Industries, whose President and Treasurer vote the Common Shares and are also officers of the Company, and whose directors have investment power over the Common Shares and are elected and may be removed by the Nominating and Board Governance Committee of the Board.

(h) Individuals with stock units in this column have elected to defer a portion of their bonus awards, and in the case of directors, of their Compensation. The bonus or Compensation is converted into a number of stock units equal to the number of Common Shares which could have been purchased at fair market value on the date the award is made or the Compensation is payable. Deferred awards are paid in full Common Shares upon termination of service, death or a change of control. Although individuals may be deemed to have incidents of beneficial ownership, they do not have any voting power with respect to these units.

(i) The number of Common Shares subject to options exercisable within 60 days of December 31, 2000 held by any indicated person or group of persons have been added to the Common Shares actually outstanding as of December 31, 2000 for the purpose of computing the percentage of outstanding Common Shares owned by such person or such group of persons but not by any other stockholder.

                               EXECUTIVE OFFICERS

   The executive officers of the Company are elected each year by the Board at its first meeting following the Annual Meeting of Stockholders to serve during the ensuing year and until their respective successors are elected and qualify. There are no family relationships between any of the executive officers of the Company. Each is a citizen of the United States. The following information indicates the position and age of the executive officers at January 5, 2001 and their business experience during the prior five years:

                               Offices Presently Held and Business Experience
          Name          Age               During Prior Five Years
          ----          ---    ----------------------------------------------
 Michael R. Brown...... 60  Chairman of the Board since March, 1999, Chief
                            Executive Officer since March, 1998 and a director
                            since September, 1995; prior thereto: President
                            (1995-2000), Chief Operating Officer (1995-1998),
                            Executive Vice President (1995), Group Executive of
                            the Information Systems Group (1995-1997), Senior
                            Vice President (1992-1995).

 Frank G. Brandenberg.. 54  Senior Vice President and Group Executive of the
                            Electronic Components and Materials Group since
                            December, 1999; prior thereto: Chief Executive
                            Officer of EA Industries, Inc. (1997-1999),
                            President of the Client/Server Systems Business
                            Unit and Deputy President of the Computer Systems
                            Group (1990-1997) of UNISYS Corporation.

 Lynne M. O. Brickner.. 48  Vice President and Secretary since February 2000;
                            prior thereto: Vice President, General Counsel and
                            Secretary of Meggitt-USA, Inc., (July 1999-February
                            2000); Vice President, General Counsel and
                            Secretary of Whittaker Corporation (1996-July
                            1999), private practice (1980-1995).

 J. Spencer Davis...... 54  Vice President for Corporate Communications since
                            September 1998; prior thereto: Director of Investor
                            Relations for Computer Sciences Corporation, a
                            leading global information technology services
                            company (1995-September 1998).

 James H. Frey......... 62  Senior Vice President and Group Executive of the
                            Information Systems Group since September, 2000;
                            prior thereto: Vice President (1997-2000);
                            President of TASC, Inc. (1999-2000), a subsidiary
                            of the Company; Vice President of Strategic
                            Business Development (1996-1999); President of the
                            Company's Itek Optical Systems Division (1988-
                            1996).

 John E. Gordon........ 59  Vice President in charge of day-to-day relationships with the federal government and head
                            of the Company's Washington office; prior
                            experience: Director of Federal Liaisons (since
                            1993); Rear Admiral and Judge Advocate General of
                            the Navy (until 1992).

 Harry Halamandaris.... 62  Senior Vice President and Group Executive of the
                            Advanced Electronics Systems Group since August,
                            2000; prior thereto: Executive Vice President and
                            Chief Operating Officer of Electronics and
                            Information Systems (1999), Executive Vice
                            President and Chief Operating Officer (1999),
                            Senior Vice President (1996-1999), Group Executive
                            of the Electronic Warfare Systems Group (1995-
                            1999), Vice President for Strategic Planning
                            (1995), Vice President and Group Executive of
                            Kaiser Aerospace & Electronics, Inc. (1994-1995),
                            Director of Corporate Technology, Teledyne, Inc.
                            (1989-1994).

 Thomas E. Hill........ 50  Senior Vice President of Human Resources since
                            September, 2000; prior thereto: Vice President of
                            Human Resources (1999-2000); Senior Vice President
                            of Human Resources of Dade Behring, Inc. (1995-
                            1999).

 Richard T. Hopman..... 63  Vice President (since 1981) and Managing Director of LITEF GmbH (since 1969) and TELDIX GmbH (since
                            1996).

                               Offices Presently Held and Business Experience
          Name           Age               During Prior Five Years
          ----           ---   ----------------------------------------------
 Frank C. Marshall, Jr.. 53  Vice President and Associate General Counsel since
                             March 1994; prior thereto: Vice President and
                             Counsel for the Navigation, Guidance & Control
                             Systems (since August 1992); various in-house
                             counsel positions with the Company (from 1987).

 Timothy G. Paulson..... 54  Vice President and Treasurer since June, 1994;
                             prior thereto: Vice President of Finance and
                             Administration of the Company's Amecom Division
                             (1991-1994).

 John E. Preston........ 59  Senior Vice President and General Counsel since
                             March, 1994; prior thereto: Vice President and
                             Associate General Counsel (1990-1994).

 Gerald J. St. Pe....... 61  Executive Vice President and Chief Operating
                             Officer of Litton Ship Systems since June, 1999;
                             prior thereto: Senior Vice President (1986-1999),
                             President of Ingalls Shipbuilding, Inc. (1987-
                             1999).

 D. Michael Steuert..... 52  Senior Vice President and Chief Financial Officer
                             since February 1999; prior thereto: Chief
                             Financial Officer of GenCorp Inc. (1990-1999).

 Dr. Ronald D. Sugar.... 52  President and Chief Operating Officer since June
                             2000; prior thereto: President and Chief Operating
                             Officer of TRW Aerospace & Information Systems and
                             Member of the Chief Executive Office of TRW, Inc.
                             (1998 to June 2000), Executive Vice President and
                             General Manager of the TRW Automotive Electronics
                             Group (1996-1998), Executive Vice President and
                             Chief Financial Officer of TRW (1994-1996).

 Sandra J. Wright....... 45  Vice President and Controller since October, 2000;
                             prior to joining the Company in May 2000, Ms.
                             Wright was Vice President and Controller for
                             Aerojet, a GenCorp. Company based in Sacramento,
                             California, where she was responsible for
                             corporate financial accounting, and provided
                             financial planning and strategic planning
                             oversight. Ms. Wright had first joined Aerojet in
                             1981.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of the Company and persons who own more than ten percent of the Common Shares to file reports of ownership and changes in ownership of Common Shares with the Commission and the New York Stock Exchange. These persons are also required to furnish to the Company copies of all such reports.

   To the Company's knowledge, based solely on its review of the copies of such reports received by the Company, and written representations from certain reporting persons, the directors and executive officers of the Company and all other reporting persons complied with all applicable filing requirements, except for one report describing purchases of Common Shares by one director, which was inadvertently filed with the Commission three days later than the filing deadline.

                            EXECUTIVE COMPENSATION

Compensation of Executive Officers

   The following table sets forth the compensation for the last three fiscal years of the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company serving at the end of Fiscal Year 2000.

                          Summary Compensation Table

 Named Executive                                               Long-Term Compensation
Officers                          Annual Compensation                  Awards
----------------          ----------------------------------- -------------------------
                                                                            Securities
                                                 Other Annual               Underlying   All Other
Name and Principal        Fiscal Salary   Bonus  Compensation  Restricted  Options/SARs Compensation
Position                   Year  ($)(a)  ($)(b)     ($)(c)    Stock ($)(d)    (#)(e)       ($)(f)
------------------        ------ ------- ------- ------------ ------------ ------------ ------------
Michael R. Brown........   2000  725,005 696,005     --                0           0       10,355
Chairman and Chief         1999  675,772 350,000     --                0      75,000       10,300
Executive Officer(g)       1998  497,509 570,000     --                0      60,000       10,839

Ronald D. Sugar.........   2000   53,078 600,000     --        3,510,729     150,000       11,482
President and Chief        1999      --      --      --              --          --           --
Operating Officer(h)       1998      --      --      --              --          --           --

D. Michael Steuert......   2000  413,557 332,817     --                0           0      195,496
Senior Vice President      1999  184,618 303,334     --          448,940      74,000        8,169
and Chief Financial        1998      --      --      --              --          --           --
Officer(i)

Gerald J. St. Pe........   2000  415,334 300,079     --                0           0        6,866
Executive Vice
 President;                1999  392,509 401,856     --                0      15,000        5,266
Chief Operating Officer,   1998  374,454 420,992     --                0      12,000        5,389
Litton Ship Systems

Harry Halamandaris......   2000  372,203 283,609     --                0           0        7,641
Senior Vice President;     1999  314,591 290,000     --                0      21,000        7,798
Group Executive,           1998  296,088 258,750     --                0      10,000        9,232
Advanced Electronics

--------
(a) The amount included for Dr. Sugar represents salary for the period June 21, 2000, when he commenced employment with the Company, through July 31, 2000.

(b) Fiscal year 2000 bonus awards are accrued in 2000 and paid in full in October 2000. The fiscal year 2000 bonus paid to Dr. Sugar includes (i) a hiring bonus of $250,000, which was paid to him when he commenced employment with the Company and (ii) a bonus of $350,000 as agreed in connection with his employment. The fiscal year 1999 bonus paid to Mr. Steuert includes a hiring bonus of $120,000, which was paid to him when he commenced employment. Mr. Halamandaris elected to defer 40% of his 2000 bonus award, and as a result of such deferral, he has been credited with 2,619 stock units in the "deferred stock units" column of the "Security Ownership of Directors and Executive Officers" table of this Information Statement.

(c) For each year, excludes perquisites and other personal benefits, securities or property which, in the aggregate, do not exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus for each named executive officer.

(d) Based on the price of the Common Shares on the date of grant. The value and number of restricted stock holdings of the named executive officers on December 21, 2000 (based on the closing price for the Common Shares of $61.6875 on December 20, 2000) were as follows: Dr. Sugar, $4,805,950 (77,908 shares), and Mr. Steuert, $383,820 (6,222 shares). In connection with his employment as President and Chief Operating Officer, Dr. Sugar received 77,908 shares of restricted stock on June 21, 2000 pursuant to restricted stock agreements dated as of June 21, 2000, 12,710 of which vest in equal installments over a five-year period beginning on the first anniversary of the grant date and on each of the next four anniversaries of the grant date, and 65,198 shares of which vest in equal installments over a seven-year period beginning on the first anniversary of the grant date and on each of the next six anniversaries of the grant date. The shares of restricted stock granted to Dr. Sugar will vest immediately upon the occurrence of certain events related to death, disability, termination of employment, constructive termination or a change in control of the Company. In connection with his employment as Senior Vice President and Chief Financial Officer, Mr. Steuert received 8,333 shares of restricted stock on

   February 15, 1999 pursuant to restricted stock agreements dated as of February 15, 1999, 5,000 of which vest in equal installments over a five-year period beginning on the first anniversary of the grant date and on each of the next four anniversaries of the grant date, and immediately upon termination of employment by reason of death or disability or termination without cause, or upon a change in control of the Company, and 3,333 of which vest in equal installments over a three-year period beginning on the first anniversary of the grant date and on each of the next two anniversaries of the grant date, and immediately upon termination of employment by reason of death or disability or upon a change in control of the Company. Dr. Sugar and Mr. Steuert are entitled to vote these shares of restricted stock and to receive any dividends declared and paid on the shares.

(e) No stock appreciation rights were granted to the named executive officers. With the exception of Dr. Sugar, no stock options were issued to the named executive officers during fiscal 2000. Grants of stock options to Dr. Sugar were made in accordance with his employment agreement. See Employment Contracts. The following grants of stock options under the 1984 Plan were made to the named executive officers in September 2000: Mr. Brown, 80,500; Dr. Sugar, 50,000 (in accordance with his employment agreement); Mr. Steuert, 35,000; Mr. St. Pe, 16,000; and Mr. Halamandaris, 15,000.

(f) Included in this column for fiscal year 2000 are the following: (i) the Company's matching contributions under the the Company's Financial Security and Savings Program ("FSSP") for the accounts of Mr. Brown, $2,137; Mr. Steuert, $2,690; Mr. St. Pe, $3,400; and Mr. Halamandaris, $1,980; (ii) taxable amounts imputed under various life insurance arrangements provided by the Company for Mr. Brown, $5,328; Mr. St. Pe, $3,466; and Mr. Halamandaris, $3,034; (iii) taxable amounts representing interest imputed to the holder of the loans described in "Indebtedness of Management to the Company" below: Mr. Brown, $2,890; Mr. Steuert, $3,551; and Mr. Halamandaris, $2,627; and (iv) the amounts of $11,482 and $189,255 paid to Dr. Sugar and Mr. Steuert, respectively, in connection with their relocations, including a provision for income taxes on these relocation allowances.

(g) Mr. Brown also served as President of the Company until June 21, 2000.

(h) Dr. Sugar was elected President and Chief Operating Officer, effective June 21, 2000.

(i) Mr. Steuert was elected Senior Vice President and Chief Financial Officer, effective February 15, 1999.

   The following table provides information about grants of performance-based restricted stock made by the Company under the 1984 Long-Term Stock Incentive Plan, as amended and restated (the "1984 Plan"), during fiscal year 2000 to each of the named executive officers in the Summary Compensation Table.

              Long-Term Incentive Plan Awards in 2000 Fiscal Year

                                                       Estimated future payouts
                                                        under non-stock price-
                             Individual Grants               based plans
                      ------------------------------- --------------------------
                                       Performance or
                         Number of      other period
                      shares, units or     until
                        other rights   maturation or  Threshold  Target  Maximum
Name                       (#)(a)        payout(b)    ($ or #)  ($ or #)   (#)
----                  ---------------- -------------- --------- -------- -------
Michael R. Brown....       15,000        1999-2001        (c)      (c)   15,000
Ronald D. Sugar.....             (d)           --         --       --       --
D. Michael Steuert..        5,400        1999-2001        (c)      (c)    5,400
Gerald J. St. Pe....        5,400        1999-2001        (c)      (c)    5,400
Harry Halamandaris..        4,900        1999-2001        (c)      (c)    4,900

--------
(a) A grantee does not have the right to vote the performance-based restricted stock or to receive any dividends declared or paid on Common Shares. In addition to the shares awarded in fiscal year 2000, in September 2000 the Company made the following maximum grants of performance-based restricted stock under the 1984 Plan to the named executive officers: Mr. Brown, 16,500; Dr. Sugar, 13,700; Mr. Steuert, 5,900; Mr. St. Pe, 5,600; and Mr.
    Halamandaris, 5,600.

(b) Shares of the performance-based restricted stock vest on the third anniversary of the award date, provided that the grantee is still employed by the Company on that date and the Company meets the prescribed performance requirements set forth in the Company's Performance-Based Restricted Stock Agreement.

(c) The number of Common Shares that a grantee can earn is based upon the three-year internal sales growth of the Company and Cash Flow Return on Investment ("CFROI") performance objectives, adjusted annually for certain significant events such as acquisitions and mergers. Earn-outs over the three-year period range from 0% to 100% of the shares of performance-based restricted stock awarded to a grantee. In the event of death, disability or retirement of a grantee prior to vesting of the performance-based restricted stock, awards may be prorated and made at the end of the three-year performance period at the discretion of the Compensation and Selection Committee. In the event of a change in control of the Company, shares of performance-based restricted stock will vest immediately.

(d) Dr. Sugar was elected President and Chief Operating Officer, effective June 21, 2000.

   The following table provides information on option grants to purchase Common Shares made by the Company during fiscal year 2000 to each of the named executive officers in the Summary Compensation Table. The Company did not grant any stock appreciation rights to the named executive officers during fiscal year 2000.

                       Option Grants in 2000 Fiscal Year

                                                                             Potential Realizable
                                                                            Value At Assumed Annual
                                                                             Rates of Stock Price
                                                                            Appreciation for Option
                                         Individual Grants                          Term(d)
                         ------------------------------------------------- -------------------------
                                             % of                          Hypothetical Hypothetical
                            Number of    Total Options Exercise               Value        Value
                           Securities     Granted to    Price              Realized at  Realized at
                           Underlying    Employees in    Per                 5% stock    10% stock
                         Options Granted  Fiscal Year   Share   Expiration appreciation appreciation
Name                         (#)(a)           (b)       ($)(c)     Date        ($)          ($)
----                     --------------- ------------- -------- ---------- ------------ ------------
Michael R. Brown........           0            0            0       --           --            --
Ronald D. Sugar.........     150,000           45%     45.4063   6/21/10    4,283,367    10,854,892
D. Michael Steuert......           0            0            0       --           --            --
Gerald J. St. Pe........           0            0            0       --           --            --
Harry Halamandaris......           0            0            0       --           --            --

--------
(a) Dr. Sugar received aggregate grants of 150,000 non-qualified stock options under the 1984 Plan on the date of his employment by the Company. The options were granted at fair market value and vest in equal installments over a five-year period. The term of each option is 10 years, subject to earlier termination upon the occurrence of certain events related to death, disability or termination of employment. The options fully vest and become exercisable upon the earliest to occur of (i) the expiration of five years following the date of grant, or (ii) certain events related to death, disability, termination of employment or a change in control the Company. See "Employment Contracts" below. With the exception of Dr. Sugar, no stock options were issued to the named executive officers during fiscal 2000. In September 2000, the following grants of stock options under the 1984 Plan were made to the named executive officers: Mr. Brown, 80,500; Dr. Sugar, 50,000 (in accordance with his employment agreement); Mr. Steuert, 35,000; Mr. St. Pe, 16,000; and Mr. Halamandaris, 15,000.

(b) The Company granted options to purchase 330,610 Common Shares to employees in fiscal year 2000, including the grants to Dr. Sugar.

(c) The exercise price and tax withholding obligations related to exercise may be paid by delivery of already-owned shares and/or by offset of the underlying shares, subject to certain conditions.

(d) These amounts, based on assumed appreciation rates of the 5% and 10% rates prescribed by Securities and Exchange Commission rules, are not intended to forecast possible future appreciation, if any, of a Common Share. The actual value of the options will depend on the market value of a Common Share.

   The following table provides information on option exercises in fiscal year 2000 by each of the named executive officers in the Summary Compensation Table and the values of each of such officer's unexercised options at July 31, 2000. There were no stock appreciation rights exercised or outstanding.

  Aggregated Option Exercises in 2000 Fiscal Year and Fiscal Year-End Option
                                    Values

                                                  Number of Securities
                                                 Underlying Unexercised   Value Of Unexercised In-
                         Common Shares          Options at July 31, 2000    the-Money Options at
                          Acquired on   Value              (#)              July 31, 2000 ($)(b)
                           Exercise    Realized ------------------------- -------------------------
Name                        (#)(a)      ($)(a)  Exercisable Unexercisable Exercisable Unexercisable
----                     ------------- -------- ----------- ------------- ----------- -------------
Michael R. Brown........       --         --      151,259      124,600     1,197,541      76,724
Ronald D. Sugar.........       --         --            0      150,000             0     464,055
D. Michael Steuert......       --         --       14,800       59,200             0           0
Gerald J. St. Pe........       --         --       57,000       27,000       609,675      18,112
Harry Halamandaris......       --         --       35,100       32,900       235,542      86,080

--------
(a) None of the named executive officers exercised stock options during the fiscal year ending July 31, 2000.

(b) Based on the difference between $48.50 (the average of the high and low market price of a Common Share covered by in-the-money options on July 31,
    2000) and the exercise price.

Retirement Benefits

 The FSSP and Related Retirement Plans

   The Company Financial Security and Savings Program ("FSSP") is a defined contribution plan intended to qualify under Section 401(k) of the Code. Participation in the FSSP is generally available to U.S. employees of the Company's corporate offices and participating subsidiaries and divisions. Except for Dr. Sugar, all of the named executive officers in the Summary Compensation Table participate in the FSSP.

   Prior to January 1, 2000, the first 1% to 4% of pay that a participant elected to deposit to the FSSP created an annual retirement benefit payable at age 65 equal to the greater of (a) 60% of such deposits, or (b) 85% of such deposits, less 75% of estimated Social Security primary insurance. The retirement benefit is payable as an annuity and is reduced by the actuarial equivalent of any elected lump sum distribution of the deposits, as adjusted for earnings or losses. Participants could deposit an additional 1% to 16% of pay into the Savings Account portion of the FSSP and receive a 50% Company match on the first 1% to 4% of those deposits.

   Effective January 1, 2000, the Company provided a 50% Company match on the first 1% to 4% of pay that a participant elected to deposit to the FSSP, which created an annual retirement benefit payable at age 65 equal to the greater of
(a) 60% of such deposits, or (b) 85% of such deposits, less 75% of estimated Social Security primary insurance. The retirement benefit is payable as an annuity and is reduced by the actuarial equivalent of any elected lump sum distribution of the deposits, as adjusted for earnings or losses. Participants may deposit an additional 1% to 16% of pay into the Savings Account portion of the FSSP. For any calendar year, a participant's deposits in the FSSP may not exceed the maximum deferral amount prescribed by Section 401(k) of the Code or, if less, 20% of a participant's annual compensation. Beginning on January 1, 2001, the Company increased its matching contribution to 50% of the first 1% to 6% of pay that a participant elects to deposit to the FSSP.

 Restoration Plan

   The Litton Industries, Inc. Restoration Plan (the "Restoration Plan") is an unfunded, nonqualified retirement plan that restores Company-provided retirement benefits and FSSP Company-matching contributions, which an FSSP participant could have received if it were not for the limitations prescribed by the Code. Such benefit is payable from the Company's general assets as an annuity at normal retirement.

   The following table sets forth the current estimated annual retirement benefits of the named executive officers, assuming their continued maximum participation in the above described plans, retirement at age 65 and election of a single life annuity.

                                                                Company-Provided
   Name                                           Total Pension     Portion
   ----                                           ------------- ----------------
   Michael R. Brown..............................   $450,310        $404,071
   Ronald D. Sugar...............................    635,972         615,943
   D. Michael Steuert............................    401,572         381,809
   Gerald J. St. Pe..............................    391,794         333,309
   Harry Halamandaris............................    126,912         118,684

 Supplemental Plan

   The Litton Industries, Inc. Supplemental Executive Retirement Plan ("SERP") is an unfunded, nonqualified defined benefit retirement plan that provides certain key employees of the Company with supplemental retirement benefits. The SERP was amended and restated as of August 1, 2000 for all SERP participants who were actively employed by the Company on that date. For purposes of this summary, the amended and restated SERP is referred to as the "New SERP" and the prior SERP is referred to as the "Old SERP". SERP participants who terminated employment prior to August 1, 2000 will have their SERP benefits governed by the Old SERP. Individuals who become SERP participants on or after August 1, 2000 will have their SERP benefits governed by the New SERP. All other SERP participants will receive the greater of the benefits provided under the Old SERP or the New SERP.

   In general, under the Old SERP, participants must be at least age 50, and vesting occurs when a participant reaches age 60 and has at least fifteen years of service with the Company. The Old SERP retirement benefit is determined based on a participant's average earnings (for the highest three twelve-month periods out of their last 60 months of compensation) and years of service since the later of age 40 or the date of hire (up to a maximum of 25 years). Under the Old SERP, the credited years of service at September 30, 2000, of the Named Executive Officers are as follows: Mr. Brown, 19 years; Dr. Sugar, 0 years; Mr. Steuert, 1 year; Mr. St. Pe, 20 years; and Mr. Halamandaris, 5 years. The Company will credit the following named executive officers with additional years of service for benefit accrual purposes under the Old SERP as follows: Dr. Sugar, 5 years at date of hire; Mr. Steuert, 10 years at date of hire; and Mr. Halamandaris, 14 years at date of hire.

   The following table indicates the approximate annual benefit that would be received by a participant in the Old SERP, based on the following assumptions:
(i) retirement at age 65 and (ii) payment as a single life annuity. Such benefit would be reduced by the Social Security benefit and the greater of the maximum amount of Company-provided pension benefits that the employee either actually accrued or could have accrued under other Company-sponsored retirement plans (for those who have never participated in a Company defined benefit pension plan).

                         Pension Plan Table (Old SERP)

                                                          Years of Service
      Remuneration                                  ----------------------------
     (Average Earnings)                                15       20    25 or more
     ------------------                             -------- -------- ----------
       200,000..................................... $ 53,215 $ 70,954 $   88,692
       400,000.....................................  119,215  158,954    198,692
       600,000.....................................  185,215  246,954    308,692
       800,000.....................................  251,215  334,954    418,692
     1,000,000.....................................  317,215  422,954    528,692
     1,200,000.....................................  383,215  510,954    638,692
     1,400,000.....................................  449,215  598,954    748,692
     1,600,000.....................................  515,215  686,954    858,692
     1,800,000.....................................  581,215  774,954    968,692
     2,000,000.....................................  647,215  862,954  1,078,692

   Under the New SERP, there is no minimum age limit for participants, and vesting occurs when a participant reaches age 55 and has at least five years of service with the Company. The New SERP retirement benefit is determined based on a participant's average earnings for the highest three calendar year periods out of their final 10 calendar years of employment and years of service (up to a maximum of 25 years) since date of hire. Under the New SERP, the credited years of service at September 30, 2000, of the named executive officers are as follows: Mr. Brown, 25 years; Dr. Sugar, 0 years; Mr. Steuert, 1 year; Mr. St. Pe, 25 years; and Mr. Halamandaris, 5 years. The Company will credit Mr. Steuert with an additional 10 years of service at date of hire and Mr. Halamandaris with that number of additional years of service at age 65 necessary to give him a benefit no less than he would receive under the Old SERP calculated using the additional 14 years of service granted under the Old SERP.

   The following table indicates the approximate annual benefit that would be received by a participant in the New SERP, based on the following assumptions:
(i) retirement at age 65 and (ii) payment as a single life annuity. Such benefit would be reduced by the Social Security benefit and the greater of the maximum amount of Company-provided pension benefits that the employee either actually accrued or could have accrued under other Company-sponsored retirement plans (for those who have never participated in a Company defined benefit pension plan).

                         Pension Plan Table (New SERP)

                                                          Years of Service
      Remuneration                                  ----------------------------
     (Average Earnings)                                15       20    25 or more
     ------------------                             -------- -------- ----------
       200,000..................................... $ 82,500 $ 95,000 $  100,000
       400,000.....................................  165,000  190,000    200,000
       600,000.....................................  247,500  285,000    300,000
       800,000.....................................  330,000  380,000    400,000
     1,000,000.....................................  412,500  475,000    500,000
     1,200,000.....................................  495,000  570,000    600,000
     1,400,000.....................................  577,500  665,000    700,000
     1,600,000.....................................  660,000  760,000    800,000
     1,800,000.....................................  742,500  855,000    900,000
     2,000,000.....................................  825,000  950,000  1,000,000

Change in Control Agreements

   The Company is a party to change in control agreements with all of the named executive officers in the Summary Compensation Table. The agreements become operative only upon the occurrence of one of the following events: (1) a change in the majority of the members of the Board; (2) acquisition by a third party of at least 30% of the Company's outstanding voting stock, other than as a result of a repurchase by the Company of its voting stock; (3) a merger, reorganization or consolidation of the Company with another party (other than certain limited types of mergers); (4) a sale or disposition of substantially all of the Company's assets; or (5) stockholder approval of the liquidation or dissolution of the Company. Each change in control agreement provides that for three years after a change in control there will be no adverse change in the executive's salary, bonus opportunity, benefits or location of employment. If, during this three-year period, the executive's employment is terminated by the Company other than for cause, the executive terminates his or her employment for good reasons, as defined in the agreements, or the executive voluntarily leaves during the 30-day period following the first anniversary of the change in control, the executive is entitled to receive an accrued salary and annual incentive payment through the date of termination and a lump sum severance payment equal to three times the sum of the executive's base salary and annual bonus. The Company will also provide the executive with certain pension credits, insurance and other welfare plan benefits.

   The Old SERP, the New SERP and the Restoration Plan provide that in the event of a change in control, all participants in such plans become fully vested in their benefits and the Company becomes obligated to fund a trust with sufficient assets to adequately satisfy the liabilities of the SERP and the Restoration Plan. The Compensation and Selection Committee of the Board may direct the Company to pay the benefits from such trust either as a lump sum payment based upon certain actuarial factors or to pay the benefits monthly as an annuity. The assets of such trusts would be subject to the claims of the Company's creditors in the event of the Company insolvency or bankruptcy.

Employment Contracts

   In June 2000, the Company entered into an employment agreement with Dr. Sugar, pursuant to which he was appointed President and Chief Operating Officer. The Company also agreed that he would be elected a member of the Board and that on or before December 31, 2001, he would be elected Chief Executive Officer of the Company. It is also contemplated, according to the agreement, that by December 31, 2002 or within a reasonable period thereafter, when the Company's strategic status and management team support this additional position, Dr. Sugar will be elected Chairman of the Board.

   Dr. Sugar's initial annual salary was $600,000, with an increase effective October 1, 2000. He received a hiring bonus of $250,000 and a guaranteed incentive bonus of $350,000 for fiscal year 2000. For fiscal year 2001 and fiscal years thereafter, he will participate in the Company's annual incentive plan with a bonus target for the chief operating officer of 100% of annual salary, with actual payouts ranging from 0% to 125% of the maximum opportunity. The incentive bonus structure will not at any time be less favorable to Dr. Sugar than the structure for fiscal year 2001, unless the Board changes the structure for all executives.

   In addition, Dr. Sugar was granted 150,000 non-qualified stock options on June 21, 2000, which vest in equal installments over a five-year period. The exercise price is the fair market value of a Common Share on the date of grant. The Company also agreed that he would be eligible for a stock option grant of at least 43,000 stock options in September 2000. All of the options will be granted under the 1984 Plan and have a ten-year term. Any unvested options will vest upon a termination of employment without cause, constructive termination without cause, death or disability, or a change in control. Dr. Sugar will have at least two years to exercise any of the options, subject to the end of the stated term of the foregoing options. He will also be eligible for grants of other stock options under the 1984 Plan or successor plans.

   In September 2000, the Company also gave Dr. Sugar the right to receive 13,700 shares of performance-based restricted stock under the 1984 Plan at the maximum level. The actual number of shares will depend on the Company achieving certain cash flow return on investment and internal revenue growth goals for the three-year period ending July 31, 2003. Any unvested restricted stock will become vested and exercisable upon a termination of employment without cause, constructive termination without cause, death or disability, or a change in control.

   As compensation for stock, options and benefits under certain TRW, Inc. plans which Dr. Sugar forfeited upon termination of his employment with TRW, the Company awarded Dr. Sugar (i) 65,198 shares of restricted stock that vest over seven years in equal installments on each of the first seven anniversary dates of his date of hire, provided that he is employed by the Company on the respective date; (ii) 12,710 shares of restricted stock that vest over five years in equal installments on each of the first five anniversary dates of his date of hire, provided that he is employed by the Company on the respective date; (iii) 175,000 non-qualified stock options in two grants: 100,000 on June 21, 2000 and 75,000 on August 1, 2000, which vest in equal installments over a five-year period and have a ten-year term, subject to the terms of the 1984 Plan; (iv) in September 2000, an additional 13,700 shares of performance-based restricted stock subject to the fulfillment of certain criteria over a two-year performance period ending July 31, 2002; (v) an additional annual incentive payable in 2001 with a target amount of $571,975, with the actual amount to be paid based on an agreed-upon goal achievement ranging from 0% to 150% of the target amount; (vi) effective January 1, 2001, a $627,090 credit into a deferred compensation account under a proposed Company Executive Deferred Compensation Plan, or a payment of $822,000 if such Plan is not approved; (vii) a credit of five additional years of service for vesting under the SERP; and (viii) the right to receive additional benefits upon termination after age 55, if his vested benefits under the SERP and the Company's defined benefit pension plan are less than those projected as of the date of hire under the TRW pension plan.

   The agreement also provides for the granting of a change in control employment agreement for three years following a change in control event, and relocation assistance. Dr. Sugar will receive special severance benefits if he is not elected to the Board or elected Chief Executive Officer or is terminated without cause prior to December 31, 2001, including a cash payment of $5,000,000, the vesting of restricted stock and stock options and certain other benefits. The special severance benefits will terminate when Dr. Sugar is elected to the Board and as Chief Executive Officer.

Indebtedness of Management to the Company

   As a form of additional incentive, the Company provides loans to certain key employees. Under the Company's incentive loan program, unsecured loans, not to exceed an aggregate of $6,000,000 outstanding at any one time, may be made to not more than 50 employees and may not exceed the annual base salary of the borrower. These loans presently bear interest at the rate of 4% per annum and are payable on the Company's demand, or upon (i) termination of the borrower's employment or (ii) December 31, 2001, whichever occurs first. Granting of loans to executive officers, including the named executive officers, requires the approval of the Compensation and Selection Committee.

   Under the program, loans in an aggregate principal amount of $2,215,000 were outstanding as of October 27, 2000, to the following executive officers:
Mr. Brown, $275,000; Mr. Halamandaris, $250,000; Mr. Steuert, $400,000;
Dr. Sugar, $600,000 and four other executive officers, $690,000, in aggregate. The total of these amounts also represents the largest aggregate amount outstanding since August 1, 1999.

              REPORT OF THE COMPENSATION AND SELECTION COMMITTEE

   The Compensation and Selection Committee of the Board of Directors (the "Committee") establishes the salaries and other compensation of the executive officers, including the CEO and the other individuals listed in the "Summary Compensation Table" ("Named Executive Officers"). The Committee consists entirely of non-employee directors.

Compensation Philosophy and Components

   The Company's executive compensation program is designed to:

  . provide the level of total compensation necessary to attract and retain executives in its industries;

  . link compensation to the Company's performance and to the interests of stockholders;

  . recognize both individual and team performance through incentive compensation programs;

  .  balance rewards for short-term versus long-term results; and

  . encourage executives to make a long-term career commitment to the Company and its stockholders.

   The program consists of, and is intended to balance, three elements: (1) base salaries payable in cash; (2) annual performance awards payable in cash or stock or a combination of both; and (3) long-term, stock-based incentive awards. The market data used by the Committee to administer the executive compensation program is provided through surveys conducted by external compensation consultants and presented to the Committee annually as part of the determination of the succeeding year's executive compensation structure.

 Salaries

   The Committee determines the salary ranges for each of the executive officer positions based upon the scope, level and strategic impact of the position, and on the pay level for similarly positioned executive officers in comparable companies. Annual base salary is designed to compensate executives for ongoing performance throughout the year.

 Annual Performance Awards

   The Committee administers annual performance awards under the Annual Incentive Plan which were approved by the Committee pursuant to the Company's Performance Award Plan approved by the Company's stockholders in 1996. Annual performance awards are generally based on the Company's financial results as measured against pre-determined targets. Awards are payable in full in October following the end of the fiscal year for which the awards are granted. In November 1999, the Committee established a Fiscal Year 2000 Annual Incentive Plan, which established performance objectives (such as sales, earnings per share or operating profit, cash flow return on investment ("CFROI") and free cash flow) for approximately 450 eligible participants, including the Named Executive Officers.

   At the beginning of each fiscal year, the Committee sets the financial performance objectives and each participant is assigned a percentage of his or her base salary as the target of his or her bonus award. A participant's bonus award is calculated at the end of the fiscal year based upon the participant's individual achievement and the attainment of financial objectives by his or her group or division. Certain senior executive officers, including three of the Named Executive Officers, receive annual performance awards based solely upon pre-determined financial objectives. In determining the level of awards following the fiscal year end, the Committee reviews the accomplishments and achievements of management as well as the Company's financial performance during that past year.

   Based upon the Company's actual performance during the 2000 fiscal year, the performance goals were met at a level that would have entitled the corporate participants, including corporate executive officers and two of the Named Executive Officers (excluding Dr. Sugar who received a guaranteed bonus in accordance with his employment agreement), to receive an award equal to approximately 104% of their base salaries. Under the Performance Award Plan, the Committee has discretion to approve appropriate adjustments to the performance objective if the Committee determines that external changes or other unanticipated business conditions have materially affected the fairness of the performance objective. In that regard, the Committee analyzed the Company's 2000 financial results and decided to apply a formula which would correlate the bonuses with the Company's operating results and therefore substantially reduced the maximum bonus amounts which would have been paid under the achievement of corporate performance goals. Bonus awards to the corporate executive officers would have totaled $4,099,275, but, following the adjustment by the Committee, bonus awards totaling $3,446,573 were approved.

 Long-Term Stock Incentives

   The principal component of long-term compensation is stock options granted annually. The Committee grants stock options pursuant to the Company's regular stock options program, and sets guidelines for the number and terms of such grants based on peer group data and the Company's business objectives. Options granted by the Committee are at fair market value, and generally become exercisable in cumulative installments over a period of five years.

   During fiscal year 2000, a total of 330,610 stock options (including 150,000 options granted to Dr. Sugar in June 2000 as required by his employment agreement) were granted to participants under the 1984 Plan. In September 2000 (after the end of the 2000 fiscal year), the Committee awarded options to purchase 1,282,300 Common Shares to approximately 600 holders under the 1984 Plan. Of the stock options awarded in September 2000, Named Executive Officers received options to purchase Common Shares as follows: Mr. Brown, 80,500; Dr. Sugar, 50,000; Mr. Steuert, 35,000; Mr. St. Pe, 16,000; and Mr.
Halamandaris, 15,000. Dr. Sugar also received a grant of options to purchase 75,000 Common Shares on August 1, 2000 in accordance with the terms of his employment agreement.

   In fiscal year 2000, the Committee also decided to grant performance-based restricted stock under the 1984 Plan allowing participants to earn a maximum of 45,400 Common Shares based upon three-year internal sales growth and CFROI performance objectives approved by the Committee. In September 2000 the Committee granted performance-based restricted stock to 16 participants who will be eligible to receive a maximum of 78,750 Common Shares based upon three-year internal sales growth and CFROI performance objectives. Of these shares, Named Executive Officers were granted the following maximum number of shares of performance-based restricted stock: Mr. Brown, 16,500; Dr. Sugar, 13,700; Mr. Steuert, 5,900; Mr. St. Pe, 5,600 and Mr. Halamandaris, 5,600. The Committee also granted to Dr. Sugar a maximum of 13,700 shares of performance-based restricted stock that will vest on July 31, 2002 based upon performance objectives, measured upon two-years' internal sales growth and CFROI. This grant to Dr. Sugar in September 2000 was made in accordance with the terms of his employment agreement.

   Shares of performance-based restricted stock generally vest at the end of a three-year period upon achievement of prescribed performance objectives determined by the Committee. The Committee has determined that grants of performance-based restricted stock will continue as a component of the Company's long-term compensation program.

   The Committee's decisions concerning the fiscal year 2000 compensation elements for the executive officers were made within this broad framework and in light of each executive officer's level of responsibility, performance, current salary, prior-year bonus and other compensation awards. The Committee's specific decisions involving fiscal year 2000 compensation were ultimately based upon the Committee's judgment about the individual executive officer's performance and potential future contributions, and whether each particular payment or award would provide an appropriate reward and incentive for the executive to sustain and enhance the Company's long-term performance.

Compensation of the Chief Executive Officer

   Mr. Brown became Chief Executive Officer in March 1998, and Chairman of the Board in March 1999. He also served as President until June 21, 2000. Mr. Brown's total annual compensation earned for the 2000 fiscal year, including salary and annual performance award, was $1,421,010. The Committee considered four factors in determining Mr. Brown's total compensation: (1) a review of the total compensation of CEOs at the Company's peer group of companies and comparative general industry data; (2) the Company's performance during the 1999 fiscal year to determine fiscal year 2000 salary; (3) the Company's performance during the 2000 fiscal year to determine his annual performance award; and (4) Mr. Brown's contributions to the Company's performance.

   During fiscal year 2000, Mr. Brown's salary was $725,005, which reflected an upward adjustment in March 1999 in recognition of his additional duties as Chairman of the Board. Based on the Company's performance for fiscal year 2000, Mr. Brown received an annual performance award of $696,005. In determining Mr. Brown's performance award, the Committee considered the achievements highlighted above under the heading "Annual Performance Awards" and his contribution to those achievements. As noted above, the amount of Mr. Brown's performance award was reduced because of the Committee's adjustment of 2000 financial performance targets following the end of the fiscal year.

   During the 2000 fiscal year, Mr. Brown received a grant of a maximum of 15,000 shares of performance-based restricted stock. In September 2000, Mr. Brown received a grant of options to purchase 80,500 Common Shares and a grant of a maximum of 16,500 shares of performance-based restricted stock.

Tax Policy

   The Committee has reviewed the potential consequences for the Company of
Section 162(m) of the Code, which imposes a limit on tax deductions for annual compensation in excess of $1 million paid to any of the Named Executive Officers. The Company has designed its executive compensation programs to preserve its ability to deduct compensation paid to executives under these programs. The Committee intends to weigh the benefits of full deductibility with the objectives of the executive compensation program and, if the Committee believes to do so is in the best interests of the Company and its stockholders, it may make compensation arrangements which may not be fully deductible under Section 162(m). This provision did not have a material impact on the Company during the 2000 fiscal year.

                               PERFORMANCE GRAPH
              (COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*)

   The following graph illustrates the performance of the Common Shares over the five-year period from August 1, 1995 through July 31, 2000, compared to the performance of the Standard & Poor's 500 Index ("S & P 500 Index") and the Standard & Poor's Aerospace/Defense Index ("S & P Aerospace/Defense Index"):

                              [PERFORMANCE GRAPH]

                                       1995   1996   1997   1998   1999   2000
                                      ------ ------ ------ ------ ------ ------
Common Shares........................ 100.00 111.69 134.90 148.86 178.57 128.41
S & P 500 INDEX...................... 100.00 116.57 177.35 211.55 254.29 277.12
S & P AEROSPACE/DEFENSE INDEX........ 100.00 129.76 183.87 139.72 146.26 145.55

--------
* Assumes $100 invested on August 1, 1995 in Common Shares, the S&P 500 Index and the S&P Aerospace/Defense Index (dividends reinvested).